Pricing Supplement Dated December 8, 2005	Rule 424(b)(2)
(To Prospectus dated July 20, 2004 and	File Nos. 333-116460,
Prospectus Supplement dated May 27, 2005)	333-116460-01, 333-116460-02, and 333-116460-03

THE BANK OF NEW YORK COMPANY, INC.

Senior Medium-Term Notes Series F

(U.S. $ Fixed Rate)

Trade Date: December 8, 2005	Original Issue Date: December 13, 2005
Principal Amount: $400,000,000	Net Proceeds to Issuer: $398,008,000
Price to Public: 99.776%	Agent’s Capacity:
Interest Rate: 4.95% per annum	X Principal Basis Agency Basis
Maturity Date: January 14, 2011	Interest Payment Date:
Semi-annually on the 14th day of January
and July, commencing July 14, 2006

Form:	X	Book Entry
Certificated

Redemption:	X	The Notes cannot be redeemed prior to maturity The Notes may be redeemed prior to maturity

Repayment:	X	The Notes cannot be repaid prior to maturity The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:		Yes X No

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Senior Debt Securities and Senior Subordinated Debt Securities — Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by each of the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the Prospectus Supplement under the caption “Plan of Distribution of Medium-Term Notes.” The Notes will be sold to the public at the price to public set forth above. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the Agents.

Agent	Aggregate Principal Amount of Notes to be Purchased
Deutsche Bank Securities Inc.	$200,000,000
Banc of America Securities LLC	$50,000,000
Barclays Capital Inc.	$50,000,000
Lehman Brothers Inc.	$50,000,000
BNY Capital Markets, Inc.	$50,000,000

Total	$400,000,000

An affiliate of Deutsche Bank Securities Inc. is the trustee under the indenture pursuant to which the Notes will be issued.

Prospectus Supplement to Prospectus dated July 20, 2004

$1,000,000,000

The Bank of New York Company, Inc.

Senior Medium-Term Notes Series F

Senior Subordinated Medium-Term Notes Series G

Due Nine Months or More from Date of Issue

Terms of Sale

We may offer from time to time up to an aggregate initial public offering price of $1,000,000,000 (or the equivalent in one or more foreign currencies, including the Euro) of our medium-term notes as a class of our debt securities entitled either Senior Medium-Term Notes Series F (the “Senior Notes”) or Senior Subordinated Medium-Term Notes Series G (the “Senior Subordinated Notes” and, together with the Senior Notes, the “Notes”). We increased the existing limit on the aggregate initial public offering price of the Notes from $1,000,000,000 to $1,500,000,000 by “re-opening” each series of Notes under the related indenture. Accordingly, the Notes are currently limited to up to $1,500,000,000 aggregate initial public offering price of which we have issued and sold $500,000,000 of Senior Subordinated Notes as of the date of this prospectus supplement. The $1,500,000,000 aggregate initial public offering price of the Notes may be reduced by our sale of other securities referred to in the accompanying prospectus. Each Note will include the following terms, unless different terms are described in the applicable pricing supplement:

•	A stated maturity date from nine months or longer from the date of issue.
•	Payment of principal of and interest on the Senior Notes will be senior to the Senior Subordinated Notes.
•	Payment of principal of the Senior Subordinated Notes may be accelerated only in the case of our bankruptcy, insolvency or reorganization, and there is no right of acceleration of this payment upon a payment default on these Notes or in the performance of any of our other covenants in the related indenture.
•	Interest payments on fixed rate Notes on the days during the term of the Notes specified in the applicable pricing supplement.
•	Interest payments on floating rate Notes on a monthly, quarterly, semi-annual or annual basis.
•	Redemption or repayment provisions, whether mandatory, at our option, at the option of the holders or none at all.
•	Minimum denominations of $1,000 or integral multiples of $1,000.
•	Book-entry through The Depository Trust Company.
•	Interest at fixed or floating rates, or no interest at all. The floating interest rate may be based on one or more of the following indices plus or minus a spread or multiplied by a spread multiplier:
•	Commercial paper rate
•	CD Rate
•	LIBOR
•	Federal funds rate
•	Prime rate
•	Treasury rate
•	CMT rate
•	Eleventh district cost of funds rate
•	such other interest rate formula as may be specified in the applicable pricing supplement.
•	Whether a Floating Rate Note is a Regular Floating Rate Note, a Floating Rate/Fixed Rate Note or an Inverse Floating Rate Note.

See “ Risk Factors” beginning on page S-1 to read about factors you should consider before investing in any Notes.

We will specify final terms for each Note in the applicable pricing supplement, which may be different from the terms described in this prospectus supplement. If the Notes are to be denominated in a foreign currency, then certain provisions with respect thereto will be set forth in a foreign currency supplement and the applicable pricing supplement.

The Notes are not deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We may sell the Notes to the Agents as principals for resale at varying or fixed offering prices or through the Agents as agents using their best efforts on our behalf. Unless otherwise specified in the applicable pricing supplement, the price to the public for the Notes will be 100% of their principal amount. If we sell all of the Notes, we expect to receive proceeds of between $970,000,000 and $998,750,000 after paying the Agents’ discounts and commissions of between $1,250,000 and $30,000,000 and before deducting expenses payable by us. We may also sell the Notes directly to investors and other purchasers on our own behalf where we are authorized to do so.

If we sell securities referred to in the accompanying prospectus, the amount of Notes referred to in this prospectus supplement that we may offer and sell under this prospectus supplement may be reduced.

Banc of America Securities LLC
Citigroup
Credit Suisse First Boston
Goldman, Sachs & Co.
Lehman    Brothers
Merrill Lynch & Co.
Morgan Stanley
UBS  Investment Bank
BNY Capital Markets, Inc.

The date of this prospectus supplement is May 27, 2005.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus is an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of their respective dates.

RISK FACTORS

Your investment in the Notes involves certain risks, not all of which are described in this prospectus supplement, some of which relate to the Notes and others of which relate to us. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the following discussion of risks before deciding whether an investment in the Notes is suitable for you. The Notes are not an appropriate investment for you if you are unsophisticated with respect to their significant components and interrelationships.

Risks Related to Our Business

We are dependent upon fee-based business for the majority of our revenues.

Our operational focus is on fee-based businesses, as distinct from commercial banking institutions that earn most of their revenues from traditional interest-generating products and services. Our business strategy centers on redeploying our assets away from traditional corporate banking in order to further concentrate on fee-based businesses, including securities servicing, global payment services and private client services and asset management. In 2004, approximately 74% of our total revenues came from fee-based business with the balance from interest earnings on business and consumer loans. Accordingly, our overall results of operations are dependent on the performance of our fee-based businesses.

Our fee-based revenues could be adversely affected by a slowing of capital market activity or significant declines in market values.

Our businesses benefit from increases in the volume of financial market transactions worldwide. Corporate actions, cross-border investing, global mergers and acquisitions activity, new debt and equity issuances, and secondary trading volumes all contribute to revenues through the Company’s business mix. Fees for many of our products and services are based on the volume of transactions processed, the market value of assets managed and administered, securities lending volume and spreads, and fees for other services rendered. Asset-based fees are typically determined on a sliding scale so that, as the value of a client portfolio grows, we receive a smaller percentage of the increasing value as fee income. This is particularly important to our asset management, global funds services and global custody businesses. Significant declines in the values of capital assets, particularly equities, would reduce the market value of some of the assets we manage and administer and result in a corresponding decrease in the amount of fees we receive and therefore would have an adverse effect on our results of operations. Similarly, significant declines in the volume of capital markets activity would reduce the number of transactions we process and the amount of securities lending we do and therefore would also have an adverse effect on our results of operations.

Our fee-based revenues could be adversely affected by a stable exchange-rate environment or decreased cross-border investing activity.

The degree of volatility in foreign exchange rates can affect the amount of our foreign exchange trading revenue. While most of our foreign exchange revenue is derived from our securities servicing client base, activity levels are generally higher when there is more volatility. Accordingly, we benefit from currency volatility and our foreign exchange revenue is likely to decrease during times of decreased currency volatility.

Our future revenue may increase or decrease depending upon the extent of increases or decreases in cross-border or other investments made by our clients. Economic and political uncertainties resulting from terrorist attacks, military actions or other events, including changes in laws or regulations governing cross-border transactions, including currency controls, could result in decreased cross-border investment activity.

Our ability to retain existing business and obtain new business is dependent on our consistent execution of the fee-based services we perform.

We provide custody, accounting, daily pricing and administration, master trust and master custody, investment management, trustee and recordkeeping, foreign exchange, securities lending, securities execution and clearance, stock transfer, cash management, trading and information services to clients worldwide. Assets under custody and assets under management are held by us in a custodial or fiduciary capacity and are not included as assets of ours. If we fail to perform these services in a manner consistent with our fiduciary, custodial and other obligations, existing and potential clients may lose confidence in our ability to properly perform these services and our business may be adversely affected. In addition, any such failure may result in contingent liabilities that could have an adverse effect on our financial condition or losses that could have an adverse effect on our results of operations.

We could incur income statement charges if our loan reserve is inadequate.

We have continuing credit exposure to the airline, media, cable and telecommunications industries, as well as to many other markets. We cannot provide any assurance as to whether charge-offs related to these sectors or to different credit risks may occur in the future. Though credit risk is inherent to lending activities, our revenues and profitability are adversely affected when our borrowers default in whole or in part in their loan obligations to us. We rely on our business experience to estimate future defaults, which we use to create loan loss reserves against our loan portfolio. We cannot provide any assurance that these reserves, based on management estimates, will not be required to be augmented due to an unexpectedly high level of defaults. If our loan reserve is not sufficient, we would be required to record a larger loan reserve against current earnings. Moreover, the economic environment directly impacts the creditworthiness of companies and consumers, which affects our lending activities. Stresses on credit quality can lead to increased credit costs and a higher amount of nonperforming assets and related charge-offs and provisioning.

The threat of terrorist attacks on the United States, military and related activities and global and regional economic factors and changes may have a continuing negative impact on our business.

We have taken actions to enhance our capabilities, disperse our operations and establish redundancies to avoid future disruptions in processing in the event of terrorist attacks or natural catastrophes. We have made substantial capital outlays for physical plant and computers and communications equipment, and will incur future costs to maintain such facilities. These and other costs are not by their nature intended to enhance profitability, and we cannot predict whether further new requirements will be imposed upon us or whether new such investments will be deemed prudent in the future, and, in either case, cause us to incur significant expenses unrelated to the enhancement of our operations and financial performance.

Future events, including terrorist attacks, that damage our physical facilities or disrupt our operational functions, including information processing and financial market settlement functions, or similarly affect those with whom we do business, would likely also adversely affect our results of operations. Acts of terrorism could have a significant impact on the Company’s business and operations. While the Company has in place business continuity and disaster recovery plans, acts of terrorism could still damage the Company’s facilities and disrupt or delay normal operations, and have a similar impact on the Company’s clients, suppliers, and counterparties. Acts of terrorism could also negatively impact the purchase of the Company’s products and services to the extent they resulted in reduced capital markets activity or lower asset price levels.

In general, we benefit from increases and may be adversely affected by decreases in the volume of financial market transactions of the type that we service. Our businesses also benefit from certain global trends, such as the growth of financial assets, creation of new securities, financial services industry consolidation, rapid technological change, globalization of investment activities, structural changes to financial markets, shortened settlement cycles, straight-through processing requirements and increased demand for outsourcing. These long-term trends all increase the demand for our products and services around the world. Since we provide services worldwide, global and regional economic factors and changes or potential changes in laws and regulations affecting our business, including volatile currencies, the pace of inflation, changes in monetary policy, changes in domestic and international banking supervisory regulations, including capital requirements, changes in the laws and regulations in the securities industry involving soft dollars, directed brokerage and distribution relationships, and social and political instability, including the military situation in Iraq, could adversely affect our results of operations. Economic conditions in the United States and other regions of the world will impact the level of business activity which, in turn, affects our financial results. For example, any significant slowing of economic growth globally will likely adversely affect worldwide equity values and the level of business activity. The national and global efforts to combat terrorism and other potential military activities and outbreaks of hostilities have affected and may further adversely affect economic growth, and may have other adverse effects on us in ways that we are necessarily unable to predict.

Our business may be negatively affected by adverse publicity, regulatory actions or litigation with respect to us, other well-known companies and the financial services industry generally.

Adverse publicity and damage to our reputation arising from the failure or perceived failure to comply with legal and regulatory requirements, financial reporting irregularities involving other large and well known companies and regulatory investigations of the mutual fund industry, including with respect to mutual funds advised by us, may have adverse effects on us in ways that are not predictable. In addition, from time to time, we may face litigation that arises from the failure or perceived failure to comply with legal and regulatory requirements. The result of these factors could affect our ability to attract and retain customers, maintain access to the capital markets or result in suits, enforcement actions, increased regulatory supervision, fines and penalties. Uncertainty surrounding recently enacted legislation and regulation, the potential legislative and regulatory changes under consideration in the securities industry, as well as investigations by various federal and state regulatory agencies, the Department of Justice and state attorney generals, and any related litigation, could have an adverse effect on investment activity generally and on us.

Our net interest income and cash flows are affected by the interest rate environment.

Our net interest income and cash flows are affected by changes in interest rates, over which we have no control. Our net interest income is the difference between the interest income earned on our interest-earning assets, such as loans and securities, and the interest expense incurred on our interest-bearing liabilities, such as deposits. Interest rate risk arises when an interest-earning asset matures or when its interest rate changes in a time frame different from that of the supporting interest-bearing liability. Trends in interest rates also directly affect our securities lending revenue, which is recorded in both our servicing and management fees. The impact of a change in interest rates depends on our mixture of assets and liabilities when rates change. The levels of market interest rates, the shape of the yield curve and the direction of interest rate changes all affect net interest income that we earn in many different businesses.

Sustained lower interest rates and a flat yield curve may have a constraining effect on our net interest income and securities lending revenue growth. In an environment of extremely low interest rates, we could experience margin compression, which occurs when we are unable to lower interest paid on deposits and other low cost liabilities at the same rate and magnitude as yields on interest bearing assets. Sustained higher interest rates may also have a constraining effect on our net interest income because credit demand generally contracts during periods of higher interest rates. In addition, an increase in market interest rates, especially a sudden increase, could cause an increase in non-performing assets and charge-offs. Lastly, an increase in interest rates will usually result in a decline in the value of our fixed income investment portfolio.

Our revenues could be adversely affected by negative trends in savings rates or in individuals’ investment preferences.

Our business generally benefits when individuals invest their savings in mutual funds and other collective funds or in defined contribution pension plans. If there is a decline in the savings rates of individuals, or if there is a change in investment preferences that leads to less investment in mutual funds, other collective funds and defined contribution plans, our revenues could be adversely affected. Reduced levels of economic growth, prominent financial scandals and regulatory investigations of the mutual fund industry could have continuing adverse effects on these factors.

Our competitive position is dependent on our ability to effectively develop new services, and we may incur substantial development costs without achieving corresponding gains in profitability.

Our ability to successfully compete for business depends in part on our ability to develop and market new and innovative services, and to adopt or develop new technologies that differentiate our products or provide cost efficiencies. In addition, many of our products and services depend on processing large volumes of information. Our technology platforms provide global capabilities and scale. However, we must continue to execute our technology strategy and deliver on our commitments to our clients. We have expended approximately $3 billion over the past five years in technology to establish and maintain a leadership position. Rapid technological change in our industry, together with lower cost alternatives or competitive pressures, require us to make significant and ongoing investments to bring new services to market in a timely fashion at competitive prices. We cannot provide any assurance that our technology spending will achieve gains in competitiveness or profitability, and the costs we incur in product development could be substantial.

We are subject to intense competition in all aspects of our business, which could negatively affect our ability to maintain or increase our profitability.

The businesses in which we operate are intensely competitive around the world. Other domestic and international banks and financial service companies such as trading firms, broker-dealers and asset managers aggressively compete with us for fee-based business. We also face competition from both unregulated and regulated financial services organizations, whose products and services span the local, national and global markets in which we conduct operations.

A wide variety of domestic and foreign companies compete for fee-based businesses, such as securities servicing, global payment services and private client and asset management, processing and clearing services. The introduction by our competitors of services that could replace or provide lower-cost alternatives to our services would also adversely affect our business. Commercial banks, savings banks, savings and loan associations and credit unions actively compete for deposits, and money market funds and brokerage houses offer deposit-like services. These institutions, as well as consumer and commercial finance companies, national retail chains, receivables factors, insurance companies and pension trusts, are important competitors for various types of loans. Issuers of commercial paper compete actively for funds and reduce demand for bank loans. Insurance companies, investment counseling firms, brokerage houses and other business firms and individuals offer active competition for personal and corporate trust services and investment counseling services.

We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to market entry, enabled banks to expand their geographic reach by providing services over the Internet and enabled non-depository institutions to offer products and services that traditionally have been provided by banks. Recent changes in federal banking law permit affiliation among banks, securities firms and insurance companies, which also will change the competitive environment in which we conduct business.

In addition to intense competition, the current capital markets environment is characterized by uneven growth across sectors and a general lack of pricing power. Future prices that we are able to obtain for our products may increase or decrease from current levels depending upon demand for our products, our competitors’ activities, and the introduction of new products into the marketplace. Clients throughout the industry continue to expect improvements in products and services, which require investments by us that are not always recovered through price increases.

Our internal strategies and forecasts assume a growing client base and increasing client usage of our services. A decline in the pace at which we attract new clients and a decline of the pace at which existing and new clients use additional services and assign additional assets to us for management or custody would adversely affect our future results of operations. A decline in the rate at which our clients outsource functions, such as their internal accounting activities, would also adversely affect our results of operations.

If global pension reforms are slowed or cease, our revenue growth may be adversely affected.

We expect that our business will benefit from worldwide pension reform that creates additional pools of assets that use custody and related services, and investment management services. If the pace of pension reform and resulting programs, including public and private pension plans, slows down or if substantial pension reform does not occur, particularly in markets in which we are active, then our revenue growth may be adversely affected.

If our ability to access the capital markets is diminished, our business may be adversely affected.

Our business is dependent in part on our ability to successfully access the capital markets on a regular basis. We rely on access to both short-term money markets and long-term capital markets as significant sources of liquidity to the extent liquidity requirements are not satisfied by the cash flow from our consolidated operations. Events or circumstances, such as rising interest rates, market disruptions, a change in our credit rating, or loss of confidence of debt purchasers or counterparties in us or in the funds markets generally that limit our access to capital markets or result in unfavorable capital market conditions, may increase our cost of borrowing or may adversely affect our liquidity, impair our ability to execute our business plan or refinance higher cost debt or delay the consummation of acquisitions that we would otherwise rely on for future growth.

We are subject to regulatory capital adequacy guidelines, and if we fail to meet these guidelines our financial condition would be adversely affected.

We are subject to regulation by many different governmental agencies in the U.S. and abroad, including the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Federal Deposit Insurance Corporation, the Financial Services Authority in the United Kingdom, and to a comprehensive statutory regulatory regime. Failure to comply with these regulations could have a material effect on our business and financial condition.

Under regulatory capital adequacy guidelines and other regulatory requirements, we and The Bank of New York, our principal subsidiary, referred to as the Bank, must meet guidelines that include quantitative measures of assets, liabilities and certain off-balance sheet items, subject to qualitative judgments by regulators about components, risk weightings and other factors. If we fail to meet these minimum capital guidelines and other regulatory requirements, our financial condition would be materially and adversely affected. The regulatory accords on international banking institutions to be reached by the Basel Committee on Banking Supervision may require us to meet additional capital adequacy measures. We cannot predict the final form of, or the effects of, the regulatory accords. Our failure to maintain the status of “well capitalized” “well managed”, and a satisfactory Community Reinvestment Act rating under our regulatory framework would affect our status as a financial holding company and eligibility for streamlined review process for acquisition proposals and failure to maintain the status of “well capitalized” could affect the confidence of our clients in us, thus compromising our competitive position.

Our business strategy includes pursuing opportunistic acquisitions, as well as divestitures, which subject us to acquisition- and divestiture-related risks.

An integral part of our overall growth strategy is to make focused acquisitions of complementary businesses and technologies and development of strategic alliances, as well as divestitures of portions of our business. Since 1995, we have completed approximately 93 acquisitions, particularly in its securities servicing and asset management businesses. In addition, we enter into strategic joint ventures around the globe. While the level of transactions has been fairly consistent, acquisition activity by its very nature is not predictable. Pursuing an acquisition strategy will subject us to acquisition-related risks. These risks include, but are not limited to:

•	incurring higher capital expenditures and operating expenses;

•	failing to integrate acquired operations;

•	entering new and unfamiliar markets;

•	diverting resources to acquired businesses and the pursuit of acquisitions;

•	incurring undiscovered liabilities;

•	disrupting ongoing business;

•	impairing relationships with employees and clients;

•	incurring increased systems expenses; and

•	incorrectly valuing acquisition candidates.

Similarly, selling or agreeing to sell portions of our business may subject us to risks. We may not be able to successfully complete any divestitures on satisfactory terms, if at all, and proposed sales that are complex or time consuming could divert management resources. If we are unable to divest operations identified by management to be divestiture candidates our profitability and financial ratios could be adversely affected. We cannot provide any assurance that our overall business will benefit from any given divestiture. Divestitures may result in reductions in revenues and net income. We may also be subject to claims from buyers or third parties as a result of certain divestitures that we make, even after those divestitures have been consummated.

If third parties misappropriate our intellectual property, our business may be adversely affected.

We use trademark, trade secret, copyright and other proprietary rights and procedures to protect our intellectual property and technology resources. Despite our efforts, we cannot be certain that the steps we take to prevent unauthorized use of our proprietary rights are sufficient to prevent misappropriation of our technology, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States. In addition, we cannot assure you that courts will adequately enforce contractual arrangements which we have entered into to protect our proprietary technologies. If any of our proprietary information were misappropriated by or otherwise disclosed to our competitors, our competitive position could be adversely affected. We may incur substantial costs to defend ownership of our intellectual property or to replace misappropriated proprietary technology.

We are exposed to operational risk as a result of providing certain services, which could adversely affect our results of operations.

In providing securities servicing, global payment services, private client services and asset management and traditional banking and trust services, we are exposed to operational risk, which is the risk of loss resulting from inadequate or failed internal processes, human factors and systems or from external events. We attempt to mitigate operational risk by formal internal risk management oversight as well as by automation, standardized operating procedures, segregation of duties and controls, timely confirmation and reconciliation procedures and insurance. In addition, we provide for disaster and business recovery planning for events that could damage our physical facilities, cause delay or disruptions to operational functions, including telecommunications networks, or impair our clients, vendors and counterparties. Events beyond those contemplated in the plans could negatively affect our results of operations.

Tax law changes or challenges to our tax positions with respect to historical transactions by federal or state authorities may adversely affect our net interest income, effective tax rate and our overall results of operations and financial condition.

The U.S. Treasury and Internal Revenue Service have taken increasingly aggressive positions against certain corporate investment programs that either reduce or defer taxes. The IRS has challenged certain types of structured leasing investments, referred to as LILOs, in which we engaged prior to mid-1999. We believe that our tax position related to these transactions was proper based upon applicable statutes, regulations and case law in effect at the time the transactions were entered into. However, a court or other judicial or administrative authority could disagree. We have entered into negotiations with the IRS with respect to a portion of the challenged transactions. We believe that It is likely we will settle those lRS challenges but are unable to predict whether the matter will ultimately be settled or litigated, and if litigated what the outcome will be.

The IRS has also identified certain lease investments known as SILOs as potentially subject to IRS challenge. We believe that certain lease investments we entered into between 1999 and 2003 may be consistent with transactions identified by the IRS. At this time we do not know whether the IRS will challenge these investments and if challenged what the outcome will be.

We believe we have adequate tax reserves to cover our LILO exposure and any other potential tax exposures the IRS could raise but cannot predict the outcome of any challenge, settlement or litigation or to what extent it will negatively affect us or our business. Probabilities and outcomes are reviewed as events unfold, and adjustments to the reserves are made when necessary.

In addition, going forward, there may be fewer opportunities to participate in lease investing, tax credit programs and similar transactions that have benefited us in the past. This may adversely impact our net interest income and effective tax rate.

Risks Related to Your Investment in the Notes

We are a holding company, and as a result we are dependent on dividends from our subsidiaries, including The Bank of New York, to meet our obligations, including with respect to the Notes.

We are a non-operating holding company, whose principal asset and source of income is our investment in the Bank. We are a legal entity separate and distinct from the Bank and our other subsidiaries and, therefore, rely primarily on dividends from these subsidiaries to meet our obligations, including with respect to the Notes, and to provide funds for payment of dividends to our shareholders, to the extent declared by our board of directors. There are various legal limitations on the extent to which the Bank and our other subsidiaries can finance or otherwise supply funds to us (by dividend or otherwise) and certain of our affiliates. At March 31, 2005, the Bank could pay dividends of approximately $412 million to us. Although we maintain cash positions for liquidity at the holding company level, if the Bank or other of our subsidiaries were unable to supply us with cash over time, we could be unable to meet our obligations, including with respect to the Notes, or declare or pay dividends in respect of our capital stock. See “Certain Regulatory Considerations—Restrictions on Payment of Dividends” in the accompanying prospectus.

Because we are a holding company, our rights and the rights of our creditors, including the holders of the Notes, to a share of the assets of any subsidiary upon the liquidation or recapitalization of the subsidiary will be subject to the prior claims of the subsidiary’s creditors (including, in the case of the Bank and The Bank of New York (Delaware), their depositors), except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary. Accordingly, the Notes will be effectively subordinated to all existing and future liabilities of our subsidiaries.

The Senior Subordinated Notes will be subordinated in right of payment to all of our Senior Indebtedness and noteholders will have limited acceleration rights under the Senior Subordinated Indenture.

The payment of the principal of and interest on the Senior Subordinated Notes will, to the extent set forth in the Senior Subordinated Indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined in the accompanying prospectus). If certain events of insolvency occur, the payment of the principal of and interest on the Senior Subordinated Notes will, to the extent set forth in the Senior Subordinated Indenture, also be effectively subordinated in right of payment to the prior payment in full of all Other Financial Obligations (as defined in the accompanying prospectus). Indebtedness that would have ranked senior to the Senior Subordinated Notes totaled approximately $5.3 billion at March 31, 2005. The senior subordinated indenture does not limit or prohibit us from incurring additional senior indebtedness.

Payment of principal of the Senior Subordinated Notes may be accelerated only in the case of our bankruptcy, insolvency or reorganization, and there is no right of acceleration of this payment upon a default in the payment of principal of or interest on the Senior Subordinated Notes or in the performance of any of our other covenants in the Senior Subordinated Indenture.

There may not be any trading market for the Notes; many factors affect the trading market and value of the Notes.

Upon issuance, your Notes will not have an established trading market. We cannot assure you that a trading market for your Notes will ever develop or be maintained if developed. In addition to our creditworthiness, many factors affect the trading market for, and trading value of, your Notes. These factors include:

•	the time remaining to the maturity of your Notes,

•	the outstanding amount of Notes with terms identical to your Notes,

•	the redemption or repayment features, if any, of your Notes, and

•	the level, direction and volatility of market interest rates generally.

You should also be aware that there may be a limited number of buyers when you decide to sell your Notes. This may affect the price you receive for your Notes or your ability to sell your Notes at all.

Redemption may adversely affect your return on the Notes.

If your Notes are redeemable at our option, we may choose to redeem your Notes at times when prevailing interest rates are relatively low. In addition, if your Notes are subject to mandatory redemption, we may be required to redeem your Notes also at times when prevailing interest rates are relatively low. As a result, you generally will not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as your Notes being redeemed.

Our credit ratings may not reflect all risks of an investment in the Notes.

Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of your Notes. Our credit ratings, however, may not reflect the potential impact of risks related to market or other factors discussed above on the value of your Notes.

Changes in exchange rates and exchange controls could result in a substantial loss to you.

An investment in foreign currency Notes, which are Notes denominated in a currency other than U.S. dollars, entails significant risks that are not associated with a similar investment in a security denominated in U.S. dollars.

Such risks include, but are not limited to:

•	the possibility of significant market changes in rates of exchange between U.S. dollars and such specified currency;

•	the possibility of significant changes in rates of exchange between U.S. dollars and the specified currency resulting from official redenomination relating to such specified currency; and

•	the possibility of the imposition or modification of foreign exchange controls by either the United States or foreign governments.

Such risks generally depend on factors over which we have no control and that cannot be readily foreseen. These include:

•	economic events;

•	political events; and

•	the supply of, and demand for, the relevant currencies.

In recent years, rates of exchange between the U.S. dollar and some foreign currencies in which the Notes may be denominated, and between these foreign currencies and other foreign currencies, have been volatile. This volatility may be expected in the future. Fluctuations that have occurred in any particular exchange rate in the past are not necessarily indicative of fluctuations that may occur in the rate during the term of any foreign currency Note. Depreciation of the specified currency of a foreign currency Note against U.S. dollars would result in a decrease in the effective yield of such foreign currency Note below its coupon rate and could result in a substantial loss to the investor on a U.S. dollar basis.

Governments have imposed from time to time, and may in the future impose, exchange controls that could affect exchange rates as well as the availability of a specified currency other than U.S. dollars at the time of payment of principal, any premium or interest on a foreign currency Note. Such exchange controls may restrict or prohibit payments of principal, any premium or interest denominated in any such specified currency.

Even if there are no actual exchange controls, it is possible that such specified currency would not be available to us when payments on such Notes are due because of circumstances beyond our control. In this event, we will make required payments in U.S. dollars on the basis described in this prospectus supplement. You should consult your own financial and legal advisors as to the risks of an investment in Notes denominated in a currency other than U.S. dollars.

The information set forth in this prospectus supplement is directed to prospective purchasers of Notes who are United States residents. We disclaim any responsibility to advise prospective purchasers who are residents of other countries regarding any matters that may affect the purchase or holding of, or receipt of payments of principal, premium or interest on, Notes.

Such persons should consult their advisors with regard to these matters. Any pricing supplement relating to Notes having a specified currency other than U.S. dollars will contain a description of any material exchange controls affecting such currency and any other required information concerning such currency.

The unavailability of currencies could result in a substantial loss to you.

Except as set forth below, if payment on a Note is required to be made in a specified currency other than U.S. dollars and such currency is—

•	unavailable due to the imposition of exchange controls or other circumstances beyond our control;

•	no longer used by the government of the country issuing such currency; or

•	no longer used for the settlement of transactions by public institutions of the international banking community

—then all payments on such Note shall be made in U.S. dollars until such currency is again available or so used. The amounts so payable on any date in such currency shall be converted into U.S. dollars on the basis of the most recently available market exchange rate for such currency or as otherwise indicated in the applicable pricing supplement. Any payment on such Note made under such circumstances in U.S. dollars will not constitute an event of default under the indenture under which such Note shall have been issued.

If the specified currency of a Note is officially redenominated, other than as a result of conversion to the Euro, such as by an official redenomination of any such specified currency that is a composite currency, then our payment obligations on such Note will be the amount of redenominated currency that represents the amount of our obligations immediately before the redenomination. The Notes will not provide for any adjustment to any amount payable under such Notes as a result of :

•	any change in the value of the specified currency of such Notes relative to any other currency due solely to fluctuations in exchange rates; or

•	any redenomination of any component currency of any composite currency, unless such composite currency is itself officially redenominated.

Currently, there are limited facilities in the United States for conversion of U.S. dollars into foreign currencies, and vice versa. In addition, banks do not generally offer non-U.S. dollar-denominated checking or savings account facilities in the United States. Accordingly, payments on Notes made in a currency other than U.S. dollars may be made from an account at a bank located outside the United States, unless otherwise specified in the applicable pricing supplement.

Judgments in a foreign currency could result in a substantial loss to you.

The Notes will be governed by, and construed in accordance with, the law of New York State. Courts in the United States customarily have not rendered judgments for money damages denominated in any currency other than the U.S. dollar. A 1987 amendment to the Judiciary Law of New York State provides that a judgment or decree awarded in an action based upon an obligation denominated in a currency other than U.S. dollars will be rendered in the foreign currency of the underlying obligation. Any judgment or decree awarded in such an action will be converted into U.S. dollars at the rate of exchange prevailing on the date of the entry of the judgment or decree. There will be no provision for any further payments if exchange rates continue to change after the judgment is rendered.

THE COMPANY

The Bank of New York Company, Inc., a New York corporation (the “Company”, “we” or “us”), is a financial holding company subject to the Bank Holding Company Act of 1956, as amended. We provide a complete range of banking and other financial services to corporations and individuals worldwide through our core competencies: securities servicing treasury management, investment management, and individual and regional banking services. Our extensive client base includes a broad range of leading financial institutions, corporations, government entities, endowments and foundations.

Our principal subsidiary is The Bank of New York (the “Bank”), which was founded in 1784, was New York’s first bank and is the nation’s oldest bank. The Bank is a state-chartered New York banking corporation and a member of the Federal Reserve System. The Bank conducts a national and international wholesale banking business and a retail banking business in the New York City, New Jersey and Connecticut areas, and provides a complete range of banking, corporate and personal trust, securities servicing and investment services.

The Company is a non-operating holding company, whose principal asset and source of income is its investment in the Bank. The Company is a legal entity separate and distinct from the Bank and the Company’s other subsidiaries and, therefore, relies primarily on dividends from such subsidiaries to meet its obligations, including obligations under the Notes, and to enable it to declare and pay dividends on its Common Stock. There are various legal limitations on the extent to which the Bank and the other subsidiaries can finance or otherwise supply funds to the Company (by dividend or otherwise) and certain of its affiliates. See “Certain Regulatory Considerations” in the accompanying prospectus.

The Company has its principal offices at One Wall Street, New York, New York 10286 (telephone: 212-495-1784).

For more information about the Company and its businesses please refer to “Where You Can Find More Information” in the accompanying prospectus.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges for the three months ended March 31, 2005 and 2004 were 6.10x and 7.61x respectively, excluding interest on deposits and 2.92x and 3.46x respectively, including interest on deposits. Our consolidated ratios of earnings to fixed charges for the year ended December 31, 2004 were 7.75x, excluding interest on deposits and 3.52x, including interest on deposits. For our consolidated ratios of earnings to fixed charges for the five years ended December 31, 2003, see “Consolidated Ratios Of Earnings To Fixed Charges And Combined Fixed Charges And Preferred Stock Dividend Requirements” in the accompanying prospectus.

WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to incorporate documents by reference in this prospectus supplement and the accompanying prospectus. This means that if we list or refer to a document which we have filed with the SEC in this prospectus supplement or the accompanying prospectus, that document is considered to be a part of this prospectus supplement and the accompanying prospectus and should be read with the same care. Documents that we file with the SEC in the future will automatically update and supersede information incorporated by reference in this prospectus supplement and the accompanying prospectus We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2004, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 and our Current Reports on Form 8-K dated January 19, 2005, February 28, 2005, March 4, 2005, March 9, 2005, March 10, 2005, April 12, 2005, April 18, 2005 and April 20, 2005 (other than, in each case, information that is deemed not to have been filed in accordance with Commission rules) and any future filings that we make with the SEC under the Securities Exchange Act of 1934, as amended, if the filings are made before all of the Notes are sold under this offering. You can also find more information about us from the sources described under “Where You Can Find More Information” in the accompanying prospectus.

DESCRIPTION OF MEDIUM-TERM NOTES

General

The Company will issue the Senior Notes under an Indenture, dated as of July 18, 1991 (the “Senior Indenture”) between the Company and Deutsche Bank Trust Company Americas (f/k/a Bankers Trust Company), as trustee (the “Senior Trustee”). The Company will issue the Senior Subordinated Notes under an Indenture, dated as of October 1, 1993 (the “Senior Subordinated Indenture” and, together with the Senior Indenture, the “Indentures”) between the Company and J.P. Morgan Trust Company, National Association (successor by merger to Chase Manhattan Trust Company, National Association), as trustee (the “Senior Subordinated Trustee”). The accompanying prospectus briefly outlines some of the provisions of the Indentures. If you would like more information about the Indentures, you should review them as filed with the SEC. See “Where You Can Find More Information” in the accompanying prospectus on how to locate the Indentures.

We provide information to you about the Notes in three separate documents. The first document is the accompanying prospectus, dated July 20, 2004, which provides general information concerning the Notes under “Description of Senior Debt Securities and Senior Subordinated Debt Securities”, some of which may not apply to a particular Note. The second document is this prospectus supplement, which also provides additional information about the Notes to supplement or replace, to the extent inconsistent, the description in the accompanying prospectus. The third document is the pricing supplement, which will provide final details about the terms of a specific Note and will be filed with the SEC about the time that the Note is sold.

This prospectus supplement includes (and the applicable pricing supplement will include) summaries of the Notes and the Indentures. If the information in this prospectus supplement or in the applicable pricing supplement differs from the terms and provisions of the Notes or the Indentures, you should in all cases rely on the terms and provisions of the Notes and the Indentures. The following description of the Notes will apply to each Note offered hereby unless otherwise specified in the applicable pricing supplement.

The Notes will be either Senior Notes or Senior Subordinated Notes (referred to in the accompanying prospectus as the “Senior Debt Securities” and the “Senior Subordinated Debt Securities,” respectively). The Senior Notes and the Senior Subordinated Notes are each a single series of debt securities under the Indenture pursuant to which they will be issued. As of September 10, 2004, the Notes were limited to up to $1,000,000,000 aggregate initial public offering price (or the equivalent in one or more foreign currencies, including the Euro). We increased the existing limit on the aggregate initial public offering price of the Notes from $1,000,000,000 to $1,500,000,000 by “re-opening” each series of Notes under the related indenture. Accordingly, the Notes are currently limited to up to $1,500,000,000 aggregate initial public offering price of which we have issued and sold $500,000,000 of Senior Subordinated Notes as of the date of this prospectus supplement. The $1,500,000,000 aggregate initial public offering price of the Notes may be reduced by our sale of other securities referred to in the accompanying prospectus. The Indentures do not limit the amount of additional debt securities that we may issue in the future under the Indentures. If we sell securities referred to in the accompanying prospectus, the amount of Notes referred to in this prospectus supplement that we may offer and sell under this prospectus supplement may be reduced.

Each Indenture provides that we may issue debt securities in one or more series up to the aggregate principal amount authorized by us from time to time. Each series of debt securities and each specific Note may differ as to its terms and each series of debt securities need not be issued at the same time. A series of debt securities, including the Senior Notes and the Senior Subordinated Notes, may be reopened or further reopened in order to issue additional debt securities of that series without the consent of the holders of the applicable series of Notes.

The Senior Notes will be unsecured and unsubordinated obligations of the Company and will rank equally with other unsecured and unsubordinated indebtedness of the Company. Indebtedness of the Company that would have ranked equally with the Senior Notes totaled approximately $5.3 billion at March 31, 2005.

The Senior Subordinated Notes will be unsecured and subordinated to Senior Indebtedness of the Company as described in the accompanying prospectus under “Description of Senior Debt Securities and Senior Subordinated Debt Securities—Subordination of Senior Subordinated Debt Securities.”

The Indentures do not limit or prohibit the incurrence of additional Senior Indebtedness. Indebtedness of the Company that would have ranked senior to the Senior Subordinated Notes totaled approximately $5.3 billion at March 31, 2005. Indebtedness of the Company which would have ranked equally with the Senior Subordinated Notes totaled approximately $2.8 billion at March 31, 2005.

Because the Company is a holding company, its rights and the rights of its creditors, including the holders of any Notes, to a share of the assets of any subsidiary upon the liquidation or recapitalization of the subsidiary will be subject to the prior claims of the subsidiary’s creditors (including, in the case of the Bank and The Bank of New York (Delaware), their depositors), except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary. Accordingly, the Notes will be effectively subordinated to existing and future liabilities of the Company’s subsidiaries, and holders of Notes should look only to our assets for payments on the Notes.

Payment of the principal of the Senior Subordinated Notes may be accelerated only in case of the bankruptcy, insolvency or reorganization of the Company. As a holder of a Senior Subordinated Note, you do not have a right to accelerate the payment of principal on the Senior Subordinated Notes if there is a default in the payment of principal of or interest on such Senior Subordinated Notes or in our performance of any covenant contained in the Senior Subordinated Indenture. See “Description of Senior Debt Securities and Senior Subordinated Debt Securities—Defaults—The Senior Subordinated Indenture” in the accompanying prospectus.

The Notes will be offered on a continuous basis and will mature on any day nine months or longer from the date of issue, as agreed to by the purchaser and the Company. Each Note will also be due and payable (in whole or in part) on any earlier date on which the principal or an installment of principal of a Note becomes due and payable, whether by a declaration of acceleration, a call for redemption at our option, repayment at the option of a holder or otherwise as agreed to by the purchaser and the Company and specified in the applicable pricing supplement. The date upon which a Note is due and payable, whether the stated maturity or such earlier date, will be referred to in this prospectus supplement as the “Maturity.”

Unless otherwise indicated in the applicable pricing supplement, each Note will bear interest from the date of original issuance (the “Original Issue Date”) at a fixed rate (a “Fixed Rate Note”), or at a floating rate (a “Floating Rate Note”) determined by reference to the Commercial Paper Rate, the Certificate of Deposit (“CD”) Rate, the London Interbank Offered Rate (“LIBOR”), the Federal Funds Rate, the Prime Rate, the Treasury Rate, the CMT Rate or the Eleventh District Cost of Funds Rate, or another interest rate basis, plus or minus a Spread (as hereinafter defined) or multiplied by a Spread Multiplier (as hereinafter defined), which will be set forth in that pricing supplement. The Notes may also bear interest at any combination of fixed and floating rates until the principal thereof is paid or made available for payment. See “—Fixed Rates Notes” and “—Floating Rate Notes” below. We may also issue discounted securities (bearing no interest (“Zero-Coupon Notes”) or interest at rates that at the time of issuance are below market rates), at a discount from the principal amount payable at its stated maturity (including other Notes that for United States federal income tax purposes would be considered to have original issue discount, “OID Notes”). Zero-Coupon Notes will provide that upon redemption or acceleration of the maturity thereof an amount that is less than the stated principal amounts shall become due and payable.

If the Notes are to be denominated in a foreign currency (including the Euro), then certain provisions with respect thereto will be set forth in the applicable pricing supplement. The foreign currencies in which Notes may be denominated or by which amounts due on the Notes may be calculated could be issued by member states of the European Union which have not yet replaced their currencies with the Euro but may do so in the future.

Unless otherwise specified in the applicable pricing supplement, if the principal of any OID Note is declared to be due and payable immediately as described in the accompanying prospectus under “Description of Senior Debt Securities and Senior Subordinated Debt Securities—Subordination of Senior Subordinated Debt Securities,” the amount of principal due and payable with respect to such Note shall be its Amortized Face Amount (as hereinafter defined). See “Optional Redemption and Optional Repayment” below.

Interest, if any, will be payable as specified in this prospectus supplement. Interest payable and punctually paid or duly provided for on any date on which interest is payable (an “Interest Payment Date”) and on the stated maturity date (or New Maturity Date or Extended Maturity Date, each as hereinafter defined) or upon earlier redemption or repayment (such stated maturity date, New Maturity Date, Extended Maturity Date or date of redemption or repayment, as the case may be, being collectively hereinafter referred to as the “Maturity Date”), or on a later date on which payment may be made hereunder in respect of such Interest Payment Date, will be paid to the person in whose name a Note is registered at the close of business on the Regular Record Date (as hereinafter defined) next preceding such Interest Payment Date; provided, however, that the first payment of interest on any Note with an Original Issue Date (as set forth in the applicable pricing supplement) between a Regular Record Date and an Interest Payment Date or on an Interest Payment Date will be made on an Interest Payment Date following the next succeeding Regular Record Date to the registered holder on such next succeeding Regular Record Date; provided, further, that interest payable at maturity or upon earlier redemption or repayment will be payable to the person to whom principal shall be payable.

We will make payments of principal, premium, if any, and interest with respect to the Notes in U.S. dollars unless otherwise stated in the applicable pricing supplement. The Company will issue Notes in denominations of $1,000 and integral multiples of $1,000.

Upon issuance, all Notes having the same issue price, Original Issue Date, Maturity Date, interest rate, redemption and repayment provisions, if any, and Interest Payment Dates will be represented by one global Note, which will be registered in the name of a nominee of The Depository Trust Company, as Depositary under the Indentures (“DTC”). See “Book-Entry Issuance” in the accompanying prospectus for more information. Beneficial interests in the Notes will be reflected on the records of DTC; transfers of interests in the Notes can only be effected through these records. We will only issue definitive certificates for the Notes in limited circumstances, which include DTC ceasing to be registered under the Securities Exchange Act of 1934.

We will pay any administrative costs incurred by banks in connection with transmitting payments of principal, interest or premium by wire transfer. However, any tax, assessment or governmental charge imposed upon payments will be borne by owners of beneficial interests in Notes.

All references herein to “registered holders” or “holders” will be to DTC or its nominee and not to owners of beneficial interests in Notes, except as otherwise provided. See “Book-Entry Issuance” in the accompanying prospectus.

Paying Agent, Registrar and Transfer Agent

The initial Paying Agent, Registrar and Transfer Agent for the Notes is the Bank, acting through its principal corporate trust offices in The City of New York. We may vary or terminate the appointment of the Paying Agent, Registrar and Transfer Agent and appoint additional Paying Agents, Registrars and Transfer Agents or approve any change in the office through which the Paying Agent, Registrar or Transfer Agent acts, provided that, so long as any Notes remain outstanding, there will at all times be a Paying Agent in The City of New York and we will maintain in The City of New York one or more offices or agencies where Notes may be presented for registration of transfer and exchange.

Optional Redemption and Optional Repayment

The Notes will be redeemable at our option prior to stated maturity only if a “Redemption Commencement Date” and an “Initial Redemption Percentage” are specified in the applicable pricing supplement. If so specified, the Notes will be subject to redemption at our option on any date and after the applicable Redemption Commencement Date in whole or from time to time in increments of $1,000 or such other minimum denominations specified in the applicable pricing supplement (provided that any remaining principal amount thereof shall be at least $1,000 or such other minimum denomination), at the applicable Redemption Price (as defined below), together with unpaid interest accrued thereon to the date of redemption, on written notice given to the holders thereof not less than 30 nor more than 60 calendar days prior to the date of redemption and in accordance with the provisions of the applicable Indenture. “Redemption Price” with respect to a Note means an amount equal to the Initial Redemption Percentage specified in the applicable pricing supplement (as adjusted by the “Annual Redemption Percentage Reduction,” if applicable, specified in the applicable pricing supplement) multiplied by the unpaid principal amount to be redeemed. The Initial Redemption Percentage, if any, applicable to a Note shall decline at each anniversary of the Redemption Commencement Date by an amount equal to the Annual Redemption Percentage Reduction (if any) specified in the applicable pricing supplement, until the Redemption Price is equal to 100% of the unpaid principal amount to be redeemed. If any Note is redeemed in part, a new Note of like tenor for the unredeemed portion and otherwise having the same terms as the partially redeemed Note will be issued in the name of the holder upon presentation and surrender of the partially redeemed Note.

We will repay the Notes at the option of the holders thereof prior to their stated maturity only if one or more “Optional Repayment Dates” are specified in the applicable pricing supplement. If so specified, the Notes will be subject to repayment at the option of the holders thereof on any Optional Repayment Date in whole or from time to time in part in increments of $1,000 or such other minimum denomination as is specified in the applicable pricing supplement (provided that any remaining principal amount thereof shall be at least $1,000 or such other minimum denomination), at a repayment price equal to 100% of the unpaid principal amount to be repaid, together with unpaid interest accrued thereon to the Optional Repayment Date. For any Note to be repaid, such Note must be received, together with the notice of election form duly completed, by the Paying Agent at its office maintained for such purpose in the Borough of Manhattan in The City of New York, or in such other location as the Company selects in conformity with the applicable Indenture, not less than 30 nor more than 60 calendar days prior to the date of repayment. If any Note is repaid in part, a new Note of like tenor for the unpaid portion and otherwise having the same terms as the partially repaid Note will be issued in the name of the holder upon presentation and surrender of the partially repaid Note.

Only DTC may exercise a repayment option in respect of the global Note representing Notes issued in book-entry form. Accordingly, beneficial owners of Notes that desire to exercise their repayment option, if any, with respect to all or any portion of such Notes represented by the global Note, must instruct the participant through which they own their interest to direct DTC to exercise the repayment option on their behalf by delivering the global Note and duly completed election form to the applicable Trustee as aforesaid. In order to ensure that the global Note and election form are received by the applicable Trustee on a particular day, the applicable beneficial owner must so instruct the participant through which it owns its interest before such participant’s deadline for accepting instructions for that day. Participants may have different deadlines for accepting instructions from their customers. Accordingly, a beneficial owner should consult the participant through which it owns its interest in the global Note for the participant’s deadline for receiving payment instructions. In addition, at the time such instructions are given, each such beneficial owner will cause such participant to transfer such beneficial owner’s interest in the global Note or securities representing Notes issued in book-entry form, on DTC’s records, to the applicable Trustee.

If applicable, we will comply with the requirements of Section 14(e) of the Securities Exchange Act of 1934 and the rules promulgated thereunder, and any other securities laws or regulations, in connection with any such repayment.

We may at any time purchase Notes at any price or prices in the open market or otherwise. If we decide to purchase the Notes, they may be held or resold or, at our discretion, may be surrendered to the applicable Trustee for cancellation.

Notwithstanding anything in this prospectus supplement to the contrary, the amount payable on an OID Note in the event of redemption or repayment prior to the stated maturity date shall be the Amortized Face Amount of such OID Note as of the date of redemption or the date of repayment, as the case may be. The “Amortized Face Amount” of an OID Note will be the amount equal to (i) the issue price set forth in the applicable pricing supplement plus (ii) that portion of the difference between the issue price and the principal amount of such Note that has accrued at the yield to maturity (computed in accordance with generally accepted United States bond yield computation principles) by such date of redemption or repayment, as calculated by the Calculation Agent (as hereinafter defined), but in no event shall the Amortized Face Amount of an OID Note exceed its principal amount.

Fixed Rate Notes

Interest on the Fixed Rate Notes will be payable on each Interest Payment Date therefor, which will be the days during the term of the Notes specified in the applicable pricing supplement, and on the Maturity Date with respect to the principal then maturing. Interest on Fixed Rate Notes will be computed on the basis of a 360-day year of twelve 30-day months.

Unless otherwise specified in the applicable pricing supplement, the “Regular Record Date” for any Fixed Rate Note will be the calendar day fifteen days preceding each Interest Payment Date whether or not such day is a Business Day (as hereinafter defined). If any Interest Payment Date or the Maturity Date on a Fixed Rate Note falls on a day that is not a Business Day, the applicable payments may be made on the next Business Day. In such case, no interest will accrue on the amount so payable for such period of delay.

“Business Day” means, with respect to Notes denominated in U.S. dollars, any day other than a Saturday, Sunday, legal holiday or other day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and, with respect to LIBOR Notes, is also a London Banking Day. As used herein, a “London Banking Day” is a day on which dealings in the applicable LIBOR currency are transacted in the London interbank market. For Notes having a specified currency other than U.S. dollars (other than Notes denominated in Euros), “Business Day” means any day that, in the Principal Financial Center (as defined below under heading “—Floating Rate Notes—LIBOR Notes”) of the country of the specified currency, is not a day on which banking institutions generally are authorized or obligated by law to close. For Notes denominated in Euros, “Business Day” means a day on which the Trans-European Automated Real-time Gross Settlement Express Transfer System is open.

Floating Rate Notes

Each Floating Rate Note will bear interest at a rate determined by reference to one or more interest rate bases (each a “Base Rate”), which may be adjusted by a Spread or Spread Multiplier (as described below). The applicable pricing supplement will designate one or more of the following Base Rates as applicable to each Floating Rate Note:

•	the Commercial Paper Rate (a “Commercial Paper Rate Note”)

•	the CD Rate (a “CD Rate Note”)

•	LIBOR (a “LIBOR Note”)

•	the Federal Funds Rate (a “Federal Funds Rate Note”)

•	the Prime Rate (a “Prime Rate Note”)

•	the Treasury Rate (a “Treasury Rate Note”)

•	the CMT Rate (a “CMT Rate Note”)

•	the Eleventh District Cost of Funds Rate (an “Eleventh District Cost of Funds Rate Note”)

•	such other Base Rate or Rates as may be set forth in the applicable pricing supplement

The interest rate with respect to each Base Rate will be determined in accordance with the applicable provisions below.

•	Unless otherwise stated, a Floating Rate Note will be designated as a “Regular Floating Rate Note.” Except as described below or in the applicable pricing supplement, such Regular Floating Rate Note will bear interest at the rate determined by reference to the applicable Base Rate or Rates (a) plus or minus the applicable Spread, if any, or (b) multiplied by the applicable Spread Multiplier, if any. Commencing on the initial Interest Reset Date (as hereinafter defined), the interest rate for a Regular Floating Rate Note will be reset as of each Interest Reset Date. However, for the period of time from the date of issue of a Regular Floating Rate Note until the initial Interest Reset Date, the interest rate on such Note will be the “Initial Interest Rate” specified in the applicable pricing supplement.

•	If the Note is designated as a “Floating Rate/Fixed Rate Note,” then, except as described below or in the applicable pricing supplement, the interest rate will be determined by reference to the applicable Base Rate or Rates (a) plus or minus the applicable Spread, if any, or (b) multiplied by the applicable Spread Multiplier, if any. The interest rate for a Floating Rate/Fixed Rate Note will be reset as of each Interest Reset Date. However, from the Original Issue Date of such Floating Rate/Fixed Rate Note until the initial Interest Reset Date, the interest rate on such Note will be the “Initial Interest Rate” specified in the applicable pricing supplement. The interest rate for the period of time between and including the “Fixed Rate Commencement Date” specified in the applicable pricing supplement and the stated maturity will be the “Fixed Interest Rate” specified in the applicable pricing supplement, unless no such rate is so specified, in which case the interest rate in effect on the date immediately preceding the Fixed Rate Commencement Date.

•	If the Note is designated as an “Inverse Floating Rate Note,” then, except as described below or in the applicable pricing supplement, the interest rate on the Inverse Floating Rate Note will be the Fixed Interest Rate minus the rate determined by reference to the applicable Base Rate or Rates (a) plus or minus the applicable Spread, if any, or (b) multiplied by the applicable Spread Multiplier, if any. Unless stated otherwise in the applicable pricing supplement, the interest rate on the Inverse Floating Rate Note will not be less than zero. The interest rate on such Inverse Floating Rate Note will be reset as of each Interest Reset Date. However, from the Original Issue Date of such Inverse Floating Rate Note until the Interest Reset Date, the interest rate on such Note will be the “Initial Interest Rate” specified in the applicable pricing supplement.

The “Spread” is the number of basis points (100 basis points equal one percentage point) to be added to or subtracted from the related Base Rate or

Rates applicable to such Floating Rate Note.    The “Spread Multiplier” is the percentage of the related Base Rate or Rates applicable to such Floating Rate Note by which such Base Rate or Rates will be multiplied to determine the applicable interest rate on such Floating Rate Note. The “Index Maturity” is the period to maturity of the instrument or obligation with respect to which the related Base Rate or Rates will be calculated. We may change the Spread, the Spread Multiplier, the Index Maturity and other variable terms of the Floating Rate Notes from time to time, but, except as described below under “—Extendible Notes,” no such change will affect any Floating Rate Note previously issued or any Floating Rate Note as to which an offer to purchase has been accepted by the Company.

The applicable pricing supplement will specify for each Floating Rate Note the following terms:

•	whether such Note is a “Regular Floating Rate Note,” a “Floating Rate/Fixed Rate Note” or an “Inverse Floating Rate Note”,

•	the Fixed Rate Commencement Date, if any; the Fixed Interest Rate, if any; the Original Issue Date; the Base Rate or Rates; the Initial Interest Rate; the Interest Payment Period (as hereinafter defined); the Interest Reset Date; the Interest Reset Period (as hereinafter defined); the Interest Payment Dates, the Index Maturity, the Maturity Date, the Maximum Interest Rate or the Minimum Interest Rate (each as hereinafter defined), if any; the Spread or the Spread Multiplier, if any; the Renewal Date (as hereinafter defined), if any; if such note is a Renewable Note or an Extendible Note (each as hereinafter defined), the initial maturity date and the Final Maturity Date (as hereinafter defined); the Redemption Commencement Date, if any; the Initial Redemption Percentage, if any; the Annual Redemption Percentage Reduction, if any; defeasance provisions, if any; and Optional Repayment Dates, if any, and

•	if one or more of the applicable Base Rates is LIBOR or the CMT Rate, the designated LIBOR Page or the Designated CMT Maturity Index and the Designated CMT Telerate Page, respectively, will be specified

Unless otherwise specified in the applicable pricing supplement, the “Regular Record Date” for Floating Rate Notes with respect to any Interest Payment Date will be the fifteenth calendar day, whether or not a Business Day, prior to such Interest Payment Date.

Maximum and Minimum Interest Rates.    The applicable pricing supplement applicable to a Floating Rate Note may provide that such Note has either or both of (a) a maximum limitation, or ceiling, on the rate of interest that may accrue during any interest period (a “Maximum Interest Rate”) and (b) a minimum limitation, or floor, on the rate of interest that may accrue during any interest period (a “Minimum Interest Rate”). In addition to any Maximum Interest Rate that may be applicable to any Floating Rate Note pursuant to the above provisions, the interest rate on the Floating Rate Notes will in no event be higher than the maximum rate permitted by applicable law, as the same may be modified by United States law of general application. Under current New York law, the maximum rate of interest (for any loan in the amount of $250,000 or more) is 25% per annum on a simple interest basis. This limit may not apply to Notes in which $2,500,000 or more has been invested.

Interest Reset Dates.    The rate of interest on each Floating Rate Note will be reset daily, weekly, monthly, quarterly, semi-annually or annually (each, an “Interest Reset Period” and the first day of such Interest Reset Period, an “Interest Reset Date”), as specified in the applicable pricing supplement. The Interest Reset Date will be as follows:

Type of Floating Rate Note	Interest Reset Date
Notes that reset daily	Each Business Day
Notes (other than Treasury Notes) that reset weekly	Wednesday of each week
Treasury Notes that reset weekly	Tuesday of each week

Type of Floating Rate Note	Interest Reset Date
Notes that reset monthly	The third Wednesday of each month
Notes that reset quarterly	The third Wednesday of January, April, July and October of each year
Notes that reset annually	The third Wednesday of the one month of each year specified in the applicable pricing supplement

The rate of interest on a Floating Rate/Fixed Rate Note will not reset after the Fixed Rate Commencement Date. An Interest Reset Date that does not fall on a Business Day will be postponed to the next Business Day. In the case of a LIBOR Note, however, if such succeeding Business Day falls in the next calendar month, the Interest Reset Date will be the preceding Business Day.

Interest Determination Dates.    The Interest Determination Date for Floating Rate Notes pertaining to an Interest Reset Date will be as follows:

Type of Floating Rate Note	Interest Determination Date
CD Rate Note	Second Business Day preceding such Interest Reset Date
Commercial Paper Rate Note	Second Business Day preceding such Interest Reset Date
Federal Funds Rate Note	The Business Day preceding such Interest Reset Date
Prime Rate Note	The Business Day preceding such Interest Reset Date
CMT Rate Note	Second Business Day preceding such Interest Reset Date
LIBOR Note	Second London Banking Day preceding such Interest Reset Date
Eleventh District Cost of Funds Rate Note	Last Business Day of the month immediately preceding such Interest Reset Date in which the Federal Home Loan Bank (“FHLB”) of San Francisco publishes the Index (as hereinafter defined)
Treasury Rate Note	Day of the week in which such Interest Reset Date falls on which Treasury bills would normally be auctioned by the U. S. Department of Treasury, as described below
Note with two or more Base Rates	Second Business Day next preceding such Interest Reset Date

Treasury bills are generally sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is usually held on the following Tuesday, except that such auction day may be held on the preceding Friday. If, as a result of a legal holiday, an auction is so held on the preceding Friday, such Friday will be the Interest Determination Date for the Treasury Rate Note pertaining to the Interest Reset Date occurring in the next succeeding week. If an auction date with respect to a Treasury Rate Note shall fall on any Interest Reset Date, then such Interest Reset Date shall instead be the Business Day next succeeding such auction date.

Interest Payment Dates.    Except as provided below or in the applicable pricing supplement, interest on each Floating Rate Note will be payable on each Interest Payment Date, which will be daily, weekly, monthly, quarterly, semiannually or annually (each, an “Interest Payment Period”), and at Maturity with respect to the principal then maturing, as follows:

Type of Floating Rate Note	Interest Payment Date
Notes with a daily, weekly or monthly Interest Payment Period	The third Wednesday of each month
Notes with a quarterly Interest Payment Period	The third Wednesday of January, April, July and October
Notes with a semi-annual Interest Payment Period	The third Wednesday of the two months of each year specified in the applicable pricing supplement
Notes with an annual Interest Payment Period	The third Wednesday of the one month of each year specified in the applicable pricing supplement
All Notes	At Maturity with respect to the principal then maturing

If any Interest Payment Date other than the Maturity Date for any Floating Rate Note would otherwise be a day that is not a Business Day, such Interest Payment Date will be postponed to the next succeeding Business Day, except that in the case of a Floating Rate Note as to which LIBOR is an applicable Base Rate and that Business Day falls in the next succeeding calendar month, the particular Interest Payment Date will be the immediately preceding Business Day. If the Maturity Date of a Floating Rate Note falls on a day that is not a Business Day, we will make the required payment of principal, premium, if any, and interest on the next succeeding Business Day, and no additional interest will accrue in respect of the payment made on that next succeeding Business Day.

The amount of the interest payments on the Floating Rate Notes will equal the amount of interest accrued from and including the preceding Interest Payment Date, excluding, however, the next succeeding Interest Payment Date or Maturity Date.

Floating Rate Determinations and Calculations.    Except as otherwise provided herein, all percentages resulting from any calculation on any Floating Rate Notes will be rounded to the nearest one hundred-thousandth of a percentage point (with five one-millionths of a percentage point being rounded up, e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation on any Floating Rate Notes will be rounded to the nearest cent (with one half cent being rounded up).

Accrued interest on a Floating Rate Note is calculated by multiplying the principal amount of such Floating Rate Note by an accrued interest factor. Such accrued interest factor is computed by adding the interest factors calculated for each day in the applicable Interest Rate Period. The interest factor (expressed as a decimal) for each such day is computed by dividing the interest rate (expressed as a decimal) applicable to such date by (i) the actual number of days in the year, in the case of Treasury

Rate Notes or CMT Rate Notes, and (ii) 360, in the case of other Floating Rate Notes. The interest factor for Floating Rate Notes for which the interest rate is calculated with reference to two or more Base Rates will be calculated in each period in the same manner as if only the lowest, highest or average of the applicable Base Rate applied, as specified in the applicable pricing supplement.

We will appoint an agent to calculate interest rates on Floating Rate Notes (the “Calculation Agent”). The Bank will serve as this agent unless otherwise specified in the applicable pricing supplement. Upon the request of the beneficial holder of any Floating Rate Note, the Calculation Agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next Interest Reset Date with respect to such Floating Rate Note. The Calculation Agent’s determination of any interest rate will be final and binding in the absence of manifest error. The “Calculation Date” pertaining to any Interest Determination Date will be the earlier of (i) the tenth calendar day after such Interest Determination Date or, if such day is not a Business Day, the next succeeding Business Day and (ii) the Business Day next preceding the applicable Interest Payment Date or Maturity Date, as the case may be.

Unless otherwise specified in applicable pricing supplement, the Calculation Agent shall determine each Base Rate in accordance with the following provisions.

Commercial Paper Rate Notes.    ”Commercial Paper Rate” means:

(1) the Money Market Yield (as defined below) on the particular Interest Determination Date of the rate for commercial paper having the Index Maturity specified in the applicable pricing supplement as published in H.15(519) (as defined below) under the caption “Commercial Paper-Nonfinancial”, or

(2) if the rate referred to in clause (1) is not so published by 3:00 P.M., New York City time, on the related Calculation Date, the Money Market Yield of the rate on the particular Interest Determination Date for commercial paper having the particular Index Maturity as published in H.15 Daily Update (as defined below), or such other recognized electronic source used for the purpose of displaying the applicable rate, under the caption “Commercial Paper-Nonfinancial”, or

(3) if the rate referred to in clause (2) is not so published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on the particular Interest Determination Date calculated by the Calculation Agent as the Money Market Yield of the arithmetic mean of the offered rates at approximately 11:00 A.M., New York City time, on that Interest Determination Date of three leading dealers of U. S. dollar commercial paper in The City of New York (which may include the Agents or their affiliates) selected by the Calculation Agent for commercial paper having the particular Index Maturity placed for industrial issuers whose bond rating is “Aa”, or the equivalent, from a nationally recognized statistical rating organization, or

(4) if the dealers so selected by the Calculation Agent are not quoting as mentioned in clause (3), the Commercial Paper Rate in effect on the particular Interest Determination Date.

“Money Market Yield” means a yield (expressed as a percentage) calculated in accordance with the following formula:

Money Market Yield	=	D x 360	x	100
360 - (D x M)

where “D” refers to the applicable per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal, and “M” refers to the actual number of days in the applicable Interest Reset Period.

“H.15(519)” means the weekly statistical release designated as H.15(519), or any successor publication, published by the Board of Governors of the Federal Reserve System.

“H.15 Daily Update” means the daily update of H.15(519), available through the world-wide-web site of the Board of Governors of the Federal Reserve System at http://federalreserve.gov/releases/h15/update, or any successor site or publication.

CD Rate Notes.    ”CD Rate” means:

(1) the rate on the particular Interest Determination Date for negotiable U. S. dollar certificates of deposit having the Index Maturity specified in the applicable pricing supplement as published in H.15(519) under the caption “CDs (secondary market)”, or

(2) if the rate referred to in clause (1) is not so published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on the particular Interest Determination Date for negotiable U. S. dollar certificates of deposit of the particular Index Maturity as published in H.15 Daily Update, or other recognized electronic source used for the purpose of displaying the applicable rate, under the caption “CDs (secondary market)”, or

(3) if the rate referred to in clause (2) is not so published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on the particular Interest Determination Date calculated by the Calculation Agent as the arithmetic mean of the secondary market offered rates as of 10:00 A.M., New York City time, on that Interest Determination Date, of three leading nonbank dealers in negotiable U. S. dollar certificates of deposit in The City of New York (which may include the Agents or their affiliates) selected by the Calculation Agent for negotiable U. S. dollar certificates of deposit of major United States money market banks for negotiable United States certificates of deposit with a remaining maturity closest to the particular Index Maturity in an amount that is representative for a single transaction in that market at that time, or

(4) if the dealers so selected by the Calculation Agent are not quoting as mentioned in clause (3), the CD Rate in effect on the particular Interest Determination Date.

LIBOR Notes.    ”LIBOR” means:

(1) if “LIBOR Telerate” is specified in the applicable pricing supplement or if neither “LIBOR Reuters” nor “LIBOR Telerate” is specified in the applicable pricing supplement as the method for calculating LIBOR, the rate for deposits in the LIBOR Currency having the Index Maturity specified in the applicable pricing supplement, commencing on the related Interest Reset Date, that appears on the LIBOR Page as of 11:00 A.M., London time, on the particular Interest Determination Date, or

(2) if “LIBOR Reuters” is specified in the applicable pricing supplement, the arithmetic mean of the offered rates, calculated by the Calculation Agent, or the offered rate, if the LIBOR Page by its terms provides only for a single rate, for deposits in the LIBOR Currency having the particular Index Maturity, commencing on the related Interest Reset Date, that appear or appears, as the case may be, on the LIBOR Page as of 11:00 A.M., London time, on the particular Interest Determination Date, or

(3) if fewer than two offered rates appear, or no rate appears, as the case may be, on the particular Interest Determination Date on the LIBOR Page as specified in clause (1) or (2), as applicable, the rate calculated by the Calculation Agent of at least two offered quotations obtained by the Calculation Agent after requesting the principal London offices of each of four major reference banks (which may include affiliates of the Agents), in the London interbank market to provide the Calculation Agent with its offered quotation for deposits in the LIBOR Currency for the period of the particular Index Maturity, commencing on the related Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 A.M., London time, on that Interest Determination Date and in a principal amount that is representative for a single transaction in the LIBOR Currency in that market at that time, or

(4) if fewer than two offered quotations referred to in clause (3) are provided as requested, the rate calculated by the Calculation Agent as the arithmetic mean of the rates quoted at approximately 11:00 A.M., in the applicable Principal Financial Center (as defined below), on the particular Interest Determination Date by three major banks (which may include affiliates of the Agents), in that Principal Financial Center selected by the Calculation Agent for loans in the LIBOR Currency to leading European banks, having the particular Index Maturity and in a principal amount that is representative for a single transaction in the LIBOR Currency in that market at that time, or

(5) if the banks so selected by the Calculation Agent are not quoting as mentioned in clause (4), LIBOR in effect on the particular Interest Determination Date.

“LIBOR Currency” means the currency specified in the applicable pricing supplement as to which LIBOR shall be calculated or, if no currency is specified in the applicable pricing supplement, U. S. dollars.

“LIBOR Page” means either:

•	if “LIBOR Reuters” is specified in the applicable pricing supplement, the display on the Reuters Monitor Money Rates Service (or any successor service) on the page specified in the applicable pricing supplement (or any other page as may replace that page on that service) for the purpose of displaying the London interbank rates of major banks for the LIBOR Currency; or

•	if “LIBOR Telerate” is specified in the applicable pricing supplement or neither “LIBOR Reuters” nor “LIBOR Telerate” is specified in the applicable pricing supplement as the method for calculating LIBOR, the display on Moneyline Telerate (or any successor service) on the page specified in the applicable pricing supplement (or any other page as may replace such page on such service) for the purpose of displaying the London interbank rates of major banks for the LIBOR Currency.

“Principal Financial Center” means, as applicable:

•	the capital city of the country issuing the Specified Currency;

•	the capital city of the country to which the LIBOR Currency relates; or

•	London if the LIBOR Currency is the Euro;

provided, however, that with respect to U. S. dollars, Australian dollars, Canadian dollars, South African rand and Swiss francs, the “Principal Financial Center” shall be The City of New York, Sydney and (solely in the case of the Specified Currency) Melbourne, Toronto, Johannesburg and Zurich, respectively.

Federal Funds Rate Notes.    ”Federal Funds Rate” means:

(1) the rate as of the particular Interest Determination Date for U. S. dollar federal funds as published in H.15(519) under the caption “Federal Funds (Effective)” and displayed on Moneyline Telerate (or any successor service) on page 120 (or any other page as may replace the specified page on that service) (“Telerate Page 120”), or

(2) if the rate referred to in clause (1) does not so appear on Telerate Page 120 or is not so published by 3:00 P.M., New York City time, on the related Calculation Date, the rate as of the particular Interest Determination Date for U. S. dollar federal funds as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying the applicable rate, under the caption “Federal Funds (Effective)”, or

(3) if the rate referred to in clause (2) is not so published by 3:00 P.M., New York City time, on the related Calculation Date, the rate with respect to the particular Interest Determination Date calculated by the Calculation Agent as the arithmetic mean of the rates for the last transaction in overnight U. S. dollar federal funds arranged by three leading brokers of U. S. dollar federal funds transactions in The City of New York (which may include the Agents or their affiliates), selected by the Calculation Agent prior to 9:00 A.M., New York City time, on the Business Day following that Interest Determination Date, or

(4) if the brokers so selected by the Calculation Agent are not quoting as mentioned in clause (3), the Federal Funds Rate in effect on the particular Interest Determination Date.

Prime Rate Notes.    ”Prime Rate” means:

(1) the rate on the particular Interest Determination Date as published in H.15(519) under the caption “Bank Prime Loan”, or

(2) if the rate referred to in clause (1) is not so published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on the particular Interest Determination Date as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying the applicable rate, under the caption “Bank Prime Loan”, or

(3) if the rate referred to in clause (2) is not so published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on the particular Interest Determination Date calculated by the Calculation Agent as the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters Screen US PRIME 1 Page (as defined below) as the applicable bank’s prime rate or base lending rate as of 11:00 A.M., New York City time, on that Interest Determination Date, or

(4) if fewer than four rates referred to in clause (3) are so published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on the particular Interest Determination Date calculated by the Calculation Agent as the arithmetic mean of the prime rates or base lending rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on that Interest Determination Date by three major banks (which may include affiliates of the Agents) in The City of New York selected by the Calculation Agent, or

(5) if the banks so selected by the Calculation Agent are not quoting as mentioned in clause (4), the Prime Rate in effect on the particular Interest Determination Date.

“Reuters Screen US PRIME 1 Page” means the display on the Reuters Monitor Money Rates Service (or any successor service) on the “US PRIME 1” page (or any other page as may replace that page on that service) for the purpose of displaying prime rates or base lending rates of major United States banks.

Treasury Rate Notes.    ”Treasury Rate” means:

(1) the rate from the auction held on the Treasury Rate Note Interest Determination Date (the “Auction”) of direct obligations of the United States (“Treasury Bills”) having the Index Maturity specified in the applicable pricing supplement under the caption “INVESTMENT RATE” on the display on Moneyline Telerate (or any successor service) on page 56 (or any other page as may replace that page on that service) (“Telerate Page 56”) or page 57 (or any other page as may replace that page on that service) (“Telerate Page 57”), or

(2) if the rate referred to in clause (1) is not so published by 3:00 P.M., New York City time, on the related Calculation Date, the Bond Equivalent Yield (as defined below) of the rate for the applicable Treasury Bills as published in H.15 Daily Update, or another recognized electronic source used for the purpose of displaying the applicable rate, under the caption “U.S. Government Securities/Treasury Bills/Auction High”, or

(3) if the rate referred to in clause (2) is not so published by 3:00 P.M., New York City time, on the related Calculation Date, the Bond Equivalent Yield of the auction rate of the applicable Treasury Bills as announced by the United States Department of the Treasury, or

(4) if the rate referred to in clause (3) is not so announced by the United States Department of the Treasury, or if the Auction is not held, the Bond Equivalent Yield of the rate on the particular Interest Determination Date of the applicable Treasury Bills as published in H.15(519) under the caption “U.S. Government Securities/Treasury Bills/Secondary Market”, or

(5) if the rate referred to in clause (4) not so published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on the particular Interest Determination Date of the applicable Treasury Bills as published in H.15 Daily Update, or another recognized electronic source used for the purpose of displaying the applicable rate, under the caption “U.S. Government Securities/Treasury Bills/Secondary Market”, or

(6) if the rate referred to in clause (5) is not so published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on the particular Interest Determination Date calculated by the Calculation Agent as the Bond Equivalent Yield of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 P.M., New York City time, on that Interest Determination Date, of three primary United States government securities dealers (which may include the Agents or their affiliates) selected by the Calculation Agent, for the issue of Treasury bills with a remaining maturity closest to the Index Maturity specified in the applicable pricing supplement, or

(7) if the dealers so selected by the Calculation Agent are not quoting as mentioned in clause (6), the Treasury Rate in effect on the particular Interest Determination Date.

“Bond Equivalent Yield” means a yield (expressed as a percentage) calculated in accordance with the following formula:

Bond Equivalent Yield	=	D x N	x	100
360 - (D x M)

where “D” refers to the applicable per annum rate for Treasury Bills quoted on a bank discount basis and expressed as a decimal, “N” refers to 365 or 366, as the case may be, and “M” refers to the actual number of days in the applicable Interest Reset Period.

CMT Rate Notes.    ”CMT Rate” means:

(1) if CMT Telerate Page 7051 is specified in the applicable pricing supplement:

(a) the percentage equal to the yield for United States Treasury securities at “constant maturity” having the Index Maturity specified in the applicable pricing supplement as published in H.15(519) under the caption “Treasury Constant Maturities”, as the yield is displayed on Moneyline Telerate (or any successor service) on page 7051 (or any other page as may replace the specified page on that service) (“Telerate Page 7051”), for the particular Interest Determination Date, or

(b) if the rate referred to in clause (a) does not so appear on Telerate Page 7051, the percentage equal to the yield for United States Treasury securities at “constant maturity” having the particular Index Maturity and for the particular Interest Determination Date as published in H.15(519) under the caption “Treasury Constant Maturities”, or

(c) if the rate referred to in clause (b) does not so appear in H.15(519), the rate on the particular Interest Determination Date for the period of the particular Index Maturity as may then be published by either the Federal Reserve System Board of Governors or the United States Department of the Treasury that the Calculation Agent determines to be comparable to the rate which would otherwise have been published in H.15(519), or

(d) if the rate referred to in clause (c) is not so published, the rate on the particular Interest Determination Date calculated by the Calculation Agent as a yield to maturity based on the arithmetic mean of the secondary market bid prices at approximately 3:30 P.M., New York City time, on that Interest Determination Date of three leading primary United States government securities dealers in The City of New York (which may include the Agents or their affiliates) (each, a “Reference Dealer”), selected by the Calculation Agent from five Reference Dealers selected by the Calculation Agent and eliminating the highest quotation, or, in the event of equality, one of the highest, and the lowest quotation or, in the event of equality, one of the lowest, for United States Treasury securities with an original maturity equal to the particular Index Maturity, a remaining term to maturity no more than 1 year shorter than that Index Maturity and in a principal amount of at least $100,000,000, or

(e) if fewer than five but more than two of the prices referred to in clause (d) are provided as requested, the rate on the particular Interest Determination Date calculated by the Calculation Agent based on the arithmetic mean of the bid prices obtained and neither the highest nor the lowest of the quotations shall be eliminated, or

(f) if fewer than three prices referred to in clause (d) are provided as requested, the rate on the particular Interest Determination Date calculated by the Calculation Agent as a yield to maturity based on the arithmetic mean of the secondary market bid prices as of approximately 3:30 P.M., New York City time, on that Interest Determination Date of three Reference Dealers selected by the Calculation Agent from five Reference Dealers selected by the Calculation Agent and eliminating the highest quotation or, in the event of equality, one of the highest and the lowest quotation or, in the event of equality, one of the lowest, for United States Treasury securities with an original maturity greater than the particular Index Maturity, a remaining term to maturity closest to that Index Maturity and in a principal amount of at least $100,000,000, or

(g) if fewer than five but more than two prices referred to in clause (f) are provided as requested, the rate on the particular Interest Determination Date calculated by the Calculation Agent based on the arithmetic mean of the bid prices obtained and neither the highest nor the lowest of the quotations will be eliminated, or

(h) if fewer than three prices referred to in clause (f) are provided as requested, the CMT Rate in effect on the particular Interest Determination Date.

(2) if CMT Telerate Page 7052 is specified in the applicable pricing supplement:

(a) the percentage equal to the one-week or one-month, as specified in the applicable pricing supplement, average yield for United States Treasury securities at “constant maturity” having the Index Maturity specified in the applicable pricing supplement as published in H.15(519) opposite the caption “Treasury Constant Maturities”, as the yield is displayed on Moneyline Telerate (or any successor service) (on page 7052 or any other page as may replace the specified page on that service) (“Telerate Page 7052”), for the week or month, as applicable, ended immediately preceding the week or month, as applicable, in which the particular Interest Determination Date falls, or

(b) if the rate referred to in clause (a) does not so appear on Telerate Page 7052, the percentage equal to the one-week or one-month, as specified in the applicable pricing supplement, average yield for United States Treasury securities at “constant maturity” having the particular Index Maturity and for the week or month, as applicable, preceding the particular Interest Determination Date as published in H.15(519) opposite the caption “Treasury Constant Maturities,” or

(c) if the rate referred to in clause (b) does not so appear in H.15(519), the one-week or one-month, as specified in the applicable pricing supplement, average yield for United States

Treasury securities at “constant maturity” having the particular Index Maturity as otherwise announced by the Federal Reserve Bank of New York for the week or month, as applicable, ended immediately preceding the week or month, as applicable, in which the particular Interest Determination Date falls, or

(d) if the rate referred to in clause (c) is not so published, the rate on the particular Interest Determination Date calculated by the Calculation Agent as a yield to maturity based on the arithmetic mean of the secondary market bid prices at approximately 3:30 P.M., New York City time, on that Interest Determination Date of three Reference Dealers selected by the Calculation Agent from five Reference Dealers selected by the Calculation Agent and eliminating the highest quotation, or, in the event of equality, one of the highest, and the lowest quotation or, in the event of equality, one of the lowest, for United States Treasury securities with an original maturity equal to the particular Index Maturity, a remaining term to maturity no more than 1 year shorter than that Index Maturity and in a principal amount of at least $100,000,000, or

(e) if fewer than five but more than two of the prices referred to in clause (d) are provided as requested, the rate on the particular Interest Determination Date calculated by the Calculation Agent based on the arithmetic mean of the bid prices obtained and neither the highest nor the lowest of the quotations shall be eliminated, or

(f) if fewer than three prices referred to in clause (d) are provided as requested, the rate on the particular Interest Determination Date calculated by the Calculation Agent as a yield to maturity based on the arithmetic mean of the secondary market bid prices as of approximately 3:30 P.M., New York City time, on that Interest Determination Date of three Reference Dealers selected by the Calculation Agent from five Reference Dealers selected by the Calculation Agent and eliminating the highest quotation or, in the event of equality, one of the highest and the lowest quotation or, in the event of equality, one of the lowest, for United States Treasury securities with an original maturity greater than the particular Index Maturity, a remaining term to maturity closest to that Index Maturity and in a principal amount of at least $100,000,000, or

(g) if fewer than five but more than two prices referred to in clause (f) are provided as requested, the rate on the particular Interest Determination Date calculated by the Calculation Agent based on the arithmetic mean of the bid prices obtained and neither the highest or the lowest of the quotations will be eliminated, or

(h) if fewer than three prices referred to in clause (f) are provided as requested, the CMT Rate in effect on that Interest Determination Date.

If two United States Treasury securities with an original maturity greater than the Index Maturity specified in the applicable pricing supplement have remaining terms to maturity equally close to the particular Index Maturity, the quotes for the United States Treasury security with the shorter original remaining term to maturity will be used.

Eleventh District Cost of Funds Rate.

“Eleventh District Cost of Funds Rate” means:

(1) the rate equal to the monthly weighted average cost of funds for the calendar month immediately preceding the month in which the particular Interest Determination Date falls as set forth under the caption “11th District” on the display on Moneyline Telerate (or any successor service) on page 7058 (or any other page as may replace the specified page on that service) (“Telerate Page 7058”) as of 11:00 A.M., San Francisco time, on that Interest Determination Date, or

(2) if the rate referred to in clause (1) does not so appear on Telerate Page 7058, the monthly weighted average cost of funds paid by member institutions of the Eleventh Federal Home Loan

Bank District that was most recently announced (the “Index”) by the Federal Home Loan Bank of San Francisco as the cost of funds for the calendar month immediately preceding that Interest Determination Date, or

(3) if the Federal Home Loan Bank of San Francisco fails to announce the Index on or prior to the particular Interest Determination Date for the calendar month immediately preceding that Interest Determination Date, the Eleventh District Cost of Funds Rate in effect on the particular Interest Determination Date.

Renewable Notes

We may from time to time offer Notes that will mature on an Interest Payment Date as specified in the applicable pricing supplement unless the maturity of all (or, if so indicated in such pricing supplement, a portion of) the principal amount of such Note is renewed in accordance with the procedures described below (a “Renewable Note”). Renewable Notes will be issued in book-entry form only. If we issue any such Renewable Note, the following procedures will apply, unless otherwise specified in the applicable pricing supplement.

On the dates specified in the applicable pricing supplement (each such date, a “Renewal Date”), the maturity of such Renewable Note will be automatically extended to the next maturity date (each, a “New Maturity Date”) specified in that pricing supplement. However, the holder of a Renewable Note may elect to terminate this automatic maturity renewal by delivering a notice to such effect to the applicable Trustee (or a duly appointed Paying Agent) not less than 15 nor more than 30 calendar days prior to the Renewal Date. If specified in the applicable pricing supplement, a holder of a Renewable Note may elect to terminate this automatic extension with respect to less than the entire principal amount of such Renewable Note. If the applicable pricing supplement allows for a partial termination, then such termination can only occur in such a principal amount, or integral multiple in excess thereof, as is specified in that pricing supplement. Notwithstanding the foregoing, the maturity of any Renewable Note may not be extended beyond the final maturity date (the “Final Maturity Date”) specified in the applicable pricing supplement. If a holder elects to terminate the automatic extension of the maturity of any portion of the principal amount of a Renewable Note, then such portion will become due and payable on the stated maturity date or New Maturity Date then in effect with respect to such Note, as the case may be. An election to terminate the automatic extension of the maturity of a Renewable Note is irrevocable and binding on each holder of the Note. The renewal of the maturity of a Renewable Note will not affect the interest rate applicable to such Renewable Note.

Because Renewable Notes will be issued in book-entry form only, DTC or its nominee will be the holder of such Notes and therefore will be the only entity that can exercise a right to terminate the automatic extension of a Note. In order to ensure that DTC or its nominee will timely exercise a right to terminate the automatic extension with respect to a particular Note, the beneficial owner of such Note must instruct the broker or other DTC participant or indirect participant that holds its interest in such Note to notify DTC of its desire to terminate the automatic extension of such Note. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other DTC participant or indirect participant through which it holds an interest in a Note to ascertain the cut-off time for receipt of such an instruction.

Extendible Notes

The Company may from time to time offer Notes and retain the option of extending the stated maturity date (an “Extendible Note”). The extension period can be for one or more whole year periods (each an “Extension Period”) but the extension period may not extend beyond the Final Maturity Date stated in the applicable pricing supplement. If the Company issues any such Extendible Notes, the following procedures will apply, unless otherwise specified in the applicable pricing supplement.

To exercise the option to extend the maturity date, we must notify the applicable Trustee (or any duly appointed Paying Agent) at least 45 but not more than 60 calendar days prior to the stated maturity date originally in effect with respect to such Note or, if the stated maturity date of such Note has already been extended, prior to the stated maturity date then in effect (an “Extended Maturity Date”). Then, at least 40 calendar days prior to the initial maturity date or an Extended Maturity Date the applicable Trustee (or any duly appointed Paying Agent) will mail to the registered holder of such Extendible Note a notice (the “Extension Notice”) relating to such Extension Period, first class mail, postage prepaid. The Extension Notice will state the following:

•	our election to extend the maturity of such Note

•	the Extended Maturity Date

•	in the case of a Fixed Rate Note, the new interest rate applicable to such Extension Period and in the case of a Floating Rate Note, the Spread or Spread Multiplier applicable to such Extension Period

•	the provisions, if any, for redemption during such Extension Period.

The maturity date on such Note will be extended upon the mailing of the Extension Notice by the applicable Trustee (or any duly appointed Paying Agent).

Notwithstanding the foregoing, no later than 20 calendar days before the Maturity Date for an Extendible Note (or, if such date is not a Business Day, on the immediately succeeding Business Day), we may choose to revoke the interest rate (for a Fixed Rate Note) or the Spread/Spread Multiplier (for a Floating Rate Note) stated in the Extension Notice and establish a higher interest rate or Spread/Spread Multiplier for the Extension Period. We will notify the applicable Trustee by mail of such higher interest rate or Spread/Spread Multiplier. Then notice of the higher interest rate or Spread/Spread Multiplier will be mailed to the holder of such Note by first class mail, postage pre-paid. This notice is irrevocable.

If we elect to extend the maturity of an Extendible Note, the holder may choose to have the Note repaid on the Maturity Date then in effect. The holder will receive repayment at a price equal to the principal amount of the Note plus any accrued and unpaid interest on the Note. If the holder of the Extendible Note elects to have the Note repaid, then such holder must send notice to us at least 15 calendar days (but no more than 30 calendar days) before the Maturity Date then in effect. We must receive this notice and:

•	the Note with the completed “Option to Elect Repayment” form on the back of the Note or

•	a telegram, telefax, facsimile transmission or a letter from a member of a national securities exchange or the National Association of Securities Dealers, Inc. (the “NASD”) or a commercial bank or trust company in the United States stating:

•	the name of the holder of the Note

•	the principal amount of the Note

•	the principal amount of the Note to be repaid

•	the certificate number or a description of the tenor and terms of the Note

•	a statement that the option to elect repayment is being exercised and

•	a guarantee that the Note to be repaid, together with a completed “Option to Elect Repayment” form will be received by the applicable Trustee no later than the 5th Business Day after the date of such telegram, telefax, facsimile transmission or letter.

This telegram, telefax, facsimile transmission or letter will only be effective if the Note and “Option to Elect Repayment” form are received by the applicable Trustee by the 5th Business Day. The holder of an Extendible Note may elect to have less than the aggregate principal amount of the Note repaid so long as the principal amount of the Note remaining outstanding is an authorized denomination.

Because Extendible Notes will be issued in book-entry form only, DTC or its nominee will be the holder of such Notes and therefore will be the only entity that can exercise the right of repayment. In order to ensure that DTC or its nominee will timely exercise a right to terminate the automatic extension with respect to a particular Note, the beneficial owner of such Note must instruct the broker or other DTC participant or indirect participant that holds its interest in such Note to notify DTC of its desire to terminate the automatic extension of such Note. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other DTC participant or indirect participant through which it holds an interest in a Note to ascertain the cut-off time for such an instruction.

Amortizing Notes

We may from time to time offer Notes (“Amortizing Notes”) with the amount of principal thereof and interest thereon payable in installments over the term of such Notes. Interest on each Amortizing Note will be computed on the basis of a 360-day year of twelve 30-day months. Payments with respect to Amortizing Notes will be applied first to interest due and payable thereon and then to the reduction of the unpaid principal amount thereof. Further information concerning additional terms and provisions of Amortizing Notes will be specified in the applicable pricing supplement, including a table setting forth repayment information for such Amortizing Notes.

Other Provisions; Addendum

Any provisions with respect to the Notes, including, but not limited to, the specification and determination of the Base Rate or Rates, the calculation of the interest rate applicable to a Floating Rate Note, the Interest Payment Dates or any other matter relating to the Notes, may be modified or supplemented as specified under “Other Provisions” on the face thereof or in an Addendum relating thereto, if so specified on the face of such Note and described in the applicable pricing supplement.

Governing Law

The Indentures and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Following is a discussion of the material United States federal income and estate tax consequences of the purchase, ownership and disposition of Notes. This discussion is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect) or possible differing interpretations. This discussion deals only with Notes held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, former citizens of the United States, persons holding Notes as a hedge against currency risks or as a position in a “straddle,” “hedge,” “constructive sale transaction” or “conversion transaction” for tax purposes, or persons whose functional currency is not the U. S. dollar. It also does not deal with holders other than original purchasers except where otherwise specifically noted. If you are considering purchasing Notes you should consult your own tax advisor concerning the application of the United States federal tax laws to you in light of your particular situation, as well as any consequences to you of purchasing, owning and disposing of Notes under the laws of any other taxing jurisdiction.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of a Note that is, for United States federal income tax purposes,

•	an individual citizen or resident of the United States,

•	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	a trust subject to the control of one or more United States persons and the primary supervision of a court in the United States, or

•	an estate the income of which is subject to United States federal income taxation regardless of its source.

If a partnership holds Notes, the United States federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding Notes should consult their own tax advisors. The term “non-U.S. holder” means a beneficial owner of a Note that is not a U.S. holder.

U.S. Holders

Payments of Interest.    Payments of interest on a Note generally will be taxable to a U.S. holder as ordinary interest income at the time they are accrued or received, in accordance with the U.S. holder’s regular method of tax accounting.

Original Issue Discount.    Following is a general discussion of the United States federal income tax consequences to U.S. holders of the purchase, ownership and disposition of Notes issued with original issue discount, or “OID.” Notes issued with OID are referred to in this discussion as “OID Notes.”

For United States federal income tax purposes, a Note is an OID Note if its “stated redemption price at maturity” exceeds its “issue price” by an amount that equals or exceeds 0.25% of the stated redemption price at maturity multiplied by the number of complete years to its maturity. A Note’s “stated redemption price at maturity” is the sum of all payments on the Note other than payments of “qualified stated interest.” “Qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate, provided that the rate appropriately takes into account the length of intervals between payments, or at certain variable rates of interest or certain combinations. The “issue price” of each Note in an issuance of Notes is the first price at which a substantial amount of the Notes in that issuance has been sold for cash, excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers.

A U.S. holder of an OID Note that matures more than one year from the date of issuance must include OID in income as ordinary interest for United States federal income tax purposes as it accrues under a constant yield method in advance of the receipt of cash payments attributable to such income, regardless of the U.S. holder’s regular method of tax accounting. In general, the amount of OID included in income by a U.S. holder is the sum of the “daily portions” of OID with respect to the Note for each day during the taxable year (or portion of the taxable year) on which the U.S. holder held the Note. The “daily portion” of OID on an OID Note is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that “accrual period.” An “accrual period” may be of any length and accrual periods may vary in length over the term of the Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the first or final day of an accrual period. The amount of OID allocable to each accrual period is generally equal to the difference between

•	the product of the OID Note’s “adjusted issue price” at the beginning of the accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period), and

•	the amount of any qualified stated interest payments allocable to such accrual period.

The “adjusted issue price” of an OID Note at the beginning of any accrual period is the sum of the issue price of the OID Note plus the amount of OID allocable to all prior accrual periods, minus the amount of any prior payments on the OID Note other than payments of qualified stated interest. Under these rules, U.S. holders generally will have to include in income increasingly greater amounts of OID in successive accrual periods.

Floating Rate Notes are subject to special rules. Under those rules, a Floating Rate Note will qualify as a “variable rate debt instrument” if its issue price does not exceed the total noncontingent principal payments due under the Floating Rate Note by more than a specified de minimis amount, and it provides for stated interest, paid or compounded at least annually, at current values of

•	one or more “qualified floating rates,”

•	a single fixed rate and one or more qualified floating rates,

•	a single “objective rate,” or

•	a single fixed rate and a single objective rate that is a “qualified inverse floating rate.”

A “qualified floating rate” is any variable rate where variations in the value of such rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Floating Rate Note is denominated. Although a multiple of a qualified floating rate will generally not itself constitute a qualified floating rate, a variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than 0.65 but not more than 1.35 will constitute a qualified floating rate. A variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate, will also constitute a qualified floating rate. In addition, under applicable Treasury regulations, two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Floating Rate Note (e.g., two or more qualified floating rates with values within 25 basis points of each other as determined on the Floating Rate Note’s issue date) will be treated as a single qualified floating rate. Notwithstanding the foregoing, a variable rate that would otherwise constitute a qualified floating rate but which is subject to a cap, floor or governor will fail to be treated as a qualified floating rate unless such device

•	is fixed throughout the term of the Note, or

•	is not reasonably expected as of the issue date to cause the yield of the Note to be significantly less or more, as the case may be, than the expected yield determined without such device.

An “objective rate” is a rate that is not itself a qualified floating rate but is determined using a single fixed formula and is based upon objective financial or economic information outside of the issuer’s control. This would include, for example,

•	one or more qualified floating rates, or

•	the yield of actively traded personal property other than stock or debt of the issuer or a related party.

Applicable Treasury regulations also provide that other variable interest rates may be treated as objective rates if so designated by the IRS in the future. Despite the foregoing, a variable rate of interest on a Floating Rate Note will not constitute an objective rate if it is reasonably expected that the average value of such rate during the first half of the Floating Rate Note’s term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Floating Rate Note’s term.

A “qualified inverse floating rate” is any objective rate where the rate is equal to a fixed rate minus a qualified floating rate, as long as variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the cost of newly borrowed funds.

The regulations also provide that if a Floating Rate Note provides for stated interest at a fixed rate for an initial period of one year or less followed by a variable rate that is either a qualified floating rate or an objective rate, and if the variable rate on the Floating Rate Note’s issue date is intended to approximate the fixed rate (e.g., the value of the variable rate on the issue date does not differ from the value of the fixed rate by more than 25 basis points), then the fixed rate and the variable rate together will constitute either a single qualified floating rate or objective rate, as the case may be.

If a Floating Rate Note that provides for stated interest at either a single qualified floating rate or a single objective rate throughout its term qualifies as a “variable rate debt instrument” under applicable Treasury regulations, then any stated interest on the Note that is unconditionally payable in cash or property, other than debt instruments of the issuer, at least annually during the term of the Note will constitute qualified stated interest and will be taxed accordingly. Thus, a Floating Rate Note that provides for stated interest at either a single qualified floating rate or a single objective rate throughout its term, and that qualifies as a “variable rate debt instrument” under the regulations, will generally not be treated as having been issued with OID unless the Floating Rate Note is issued at a “true” discount (i.e., at a price below the Note’s stated principal amount) in excess of a specified de minimis amount. OID on such a Floating Rate Note arising from “true” discount is allocated to an accrual period using the constant yield method described above by assuming that the variable rate is a fixed rate equal to,

•	in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or

•	in the case of an objective rate other than a qualified inverse floating rate, a fixed rate that reflects the yield that is reasonably expected for the Floating Rate Note.

In general, any other Floating Rate Note that qualifies as a “variable rate debt instrument” will be converted into an “equivalent” fixed rate debt instrument for purposes of determining the amount and accrual of OID and qualified stated interest on the Floating Rate Note. Applicable regulations generally require that such a Floating Rate Note be converted into an “equivalent” fixed rate debt instrument by substituting any qualified floating rate or qualified inverse floating rate provided for under the terms of the Floating Rate Note with a fixed rate equal to the value of the qualified floating rate or qualified inverse floating rate, as the case may be, as of the Floating Rate Note’s issue date. Any objective rate, other than a qualified inverse floating rate, provided for under the terms of the Floating Rate Note is converted into a fixed rate that reflects the yield that is reasonably expected for the Floating Rate Note. In the case of a Floating Rate Note that qualifies as a “variable rate debt instrument” and provides for stated interest at a fixed rate in addition to either one or more qualified floating rates or a qualified inverse floating rate, the fixed rate is initially converted into a qualified floating rate or a qualified inverse floating rate, as the case may be. Under those circumstances, the qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the Floating Rate Note as of the Floating Rate Note’s issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for either the qualified floating rate or qualified inverse floating rate rather than the fixed rate. After converting the fixed rate into either a qualified floating rate or a qualified inverse floating rate, the Floating Rate Note is then converted into an “equivalent” fixed rate debt instrument in the manner described above.

Once the Floating Rate Note is converted into an “equivalent” fixed rate debt instrument under the rules described above, the amount of OID and qualified stated interest, if any, are determined for the “equivalent” fixed rate debt instrument by applying the general OID rules to the “equivalent” fixed rate debt instrument. A U.S. holder of the Floating Rate Note will account for the OID and qualified stated interest as if the U.S. holder held the “equivalent” fixed rate debt instrument. In each accrual period, appropriate adjustments will be made to the amount of qualified stated interest or OID assumed to have been accrued or paid with respect to the “equivalent” fixed rate debt instrument in the event that these amounts differ from the actual amount of interest accrued or paid on the Floating Rate Note during the accrual period.

If a Floating Rate Note does not qualify as a “variable rate debt instrument” under the regulations, then it will be treated as a “contingent payment debt instrument.” The regulations contain special rules for determining the timing and amount of OID to be accrued in respect of contingent payment debt instruments. Under applicable Treasury regulations, a U.S. holder generally is required to take contingent interest payments into income on a constant yield to maturity basis in accordance with a schedule of projected payments provided by the issuer and would make annual adjustments to income to account for the difference between actual payments received and projected payment amounts accrued. Additional disclosure will be provided for in the applicable pricing supplement in connection with any offering of Notes that are contingent payment debt instruments. You should consult your own tax advisor regarding the consequences of acquiring, owning and disposing of a contingent payment debt instrument.

In certain cases, we may have the option to redeem Notes prior to their stated maturity or holders may have the option to require us to repay Notes prior to their stated maturity. Notes containing such features may be subject to rules that differ from the general rules discussed above. If you intend to purchase Notes with such features, you should consult your own tax advisor, since the OID consequences will depend, in part, on the particular terms and features of the purchased Notes.

Election to Treat All Interest as OID.    Subject to certain limitations, a U.S. holder may elect to include in income all interest on a Note using a constant yield method. For this purpose, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium.

This election is made for the taxable year in which the U.S. holder acquired the Note, and may not be revoked without the consent of the IRS. U.S. holders should consult their tax advisors concerning the propriety and consequences of this election.

Short-Term Notes.    Notes that have a fixed maturity of one year or less—“short-term notes”—will be treated as having been issued with OID. Absent an election, however, an individual or other cash method U.S. holder of a short-term note generally is not required to accrue OID. If the election is not made, any gain recognized by such a U.S. holder on the sale, exchange or maturity of the short-term note will be ordinary income to the extent of the accrued OID, and a portion of the deductions otherwise allowable to the U.S. holder for interest on borrowings allocable to the short-term note will be deferred until a corresponding amount of income is recognized. U.S. holders who report income for United States federal income tax purposes under the accrual method, and certain other holders, including banks and dealers in securities, are required to accrue OID on a short-term note on a straight-line basis or, if they so elect, under a constant yield method.

Market Discount.    If a U.S. holder purchases a Note, other than an OID Note, for an amount that is less than its stated redemption price at maturity or, in the case of an OID Note, for an amount that is less than its adjusted issue price as of the purchase date, the U.S. holder will be treated as having purchased the Note at a “market discount,” unless the market discount is less than a specified de minimis amount.

Under the market discount rules, a U.S. holder will be required to treat any partial principal payment (or, in the case of an OID Note, any payment that does not constitute qualified stated interest) on, or any gain realized on the sale, exchange, retirement or other disposition of, a Note as ordinary income to the extent of the lesser of

•	the amount of the payment or the realized gain, or

•	the market discount that has not previously been included in income and is treated as having accrued on the Note at the time of the payment or disposition.

Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the U.S. holder elects to accrue market discount under a constant yield method. A U.S. holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a Note with market discount until the maturity of the Note or certain earlier dispositions. A U.S. holder may elect to include market discount in income currently as it accrues, either ratably or under a constant yield method, in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the Note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Currently included market discount generally is treated as ordinary interest for United States federal income tax purposes. The election will apply to all debt instruments acquired by the U.S. holder on or after the first day of the taxable year to which the election applies and may be revoked only with the consent of the IRS.

Premium.    A U.S. holder that purchases an OID Note for an amount that is greater than its adjusted issue price as of the purchase date and less than or equal to the sum of all amounts payable on the OID Note after the purchase date, other than payments of qualified stated interest, will be considered to have purchased the OID Note at an “acquisition premium.” Under the acquisition premium rules, the amount of OID that the U.S. holder must include in its gross income with respect to the OID Note for any taxable year, or the portion of any taxable year during which the U.S. holder holds the OID Note, will be reduced (but not below zero) by the portion of the acquisition premium properly allocable to the period.

A U.S. holder that purchases a Note for an amount that is greater than the sum of all amounts payable on the Note after the purchase date, other than payments of qualified stated interest, will be considered to have purchased the Note with “amortizable bond premium” equal to the excess. A U.S. holder may elect to amortize this premium under a constant yield method over the remaining term of the Note and may offset interest otherwise required to be included in respect of the Note during any taxable year by the amortized amount of such excess for the taxable year. However, if the Note may be redeemed at a price that is greater than its stated redemption price at maturity, special rules would apply that could result in a deferral of the amortization of some bond premium until later in the term of the Note. Any election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. holder and may be revoked only with the consent of the IRS.

Disposition of a Note.    Except as discussed above, upon the sale, exchange or retirement of a Note, a U.S. holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (excluding amounts representing accrued and unpaid interest, which are treated as ordinary income) and the U.S. holder’s adjusted tax basis in the Note. A U.S. holder’s adjusted tax basis in a Note generally will equal the U.S. holder’s initial investment in the Note increased by any OID included in income (and accrued market discount, if any, if the U.S. holder has included such market discount in income) and decreased by the amount of any payments received, other than qualified stated interest payments, and amortizable bond premium taken with respect to such Note. Except as described above under “Market Discount” gain or loss generally will be long-term capital gain or loss if the Note was held for more than one year. Generally, for U.S. holders who are individuals, long-term capital gains are subject to a preferential rate of United States federal income tax. The distinction between capital gain or loss and ordinary income or loss is also important in other contexts; for example, for purposes of the limitations on a U.S. holder’s ability to offset capital losses against ordinary income.

Foreign Currency Denominated Notes.    The tax treatment of Notes the interest or principal on which may be determined by reference to one or more foreign currencies will depend on the application of special rules to the particular terms of the Notes. The tax considerations relevant to such Notes will be described in an applicable pricing supplement, and each prospective purchaser should consult its tax advisor about such matters.

Renewable Notes, Extendible Notes, Amortizing Notes, etc.    The tax considerations relevant to Renewable Notes, Extendible Notes, Amortizing Notes and other Notes with special terms will be described in an applicable pricing supplement, and each prospective purchaser should consult its tax advisor about such matters.

Non-U.S. Holders

A non-U.S. holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including OID, if any) on a Note provided that

•	income on the Note is not effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States,

•	the non-U.S. holder is not a controlled foreign corporation related to the Company through stock ownership,

•	in the case of interest income, the recipient is not a bank receiving interest described in Section 881(c)(3) of the Code,

•	the non-U.S. holder does not own (actually or constructively) 10% or more of the total combined voting power of all classes of stock of the Company, and

•	the non-U.S. holder provides a statement signed under penalties of perjury that includes its name and address and certifies that it is a non-U.S. holder in compliance with applicable requirements, or satisfies documentary evidence requirements for establishing that it is a non-U.S. holder.

A non-U.S. holder that is not exempt from tax under these rules generally will be subject to United States federal income tax withholding at a rate of 30% unless

•	the income is effectively connected with the conduct of a United States trade or business, in which case the interest will be subject to United States federal income tax on a net income basis as applicable to U.S. holders generally (unless an applicable income tax treaty provides otherwise), or

•	an applicable income tax treaty provides for a lower rate of, or exemption from, withholding tax.

In the case of a non-U.S. holder that is a corporation and that receives income that is effectively connected with the conduct of a United States trade or business, such income may also be subject to a branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to a United States trade or business) at a 30% rate. The branch profits tax may not apply (or may apply at a reduced rate) if a recipient is a qualified resident of a country with which the United States has an income tax treaty.

To claim the benefit of an income tax treaty or to claim exemption from withholding because income is effectively connected with a United States trade or business, the non-U.S. holder must timely provide the appropriate, properly executed IRS forms. These forms may be required to be periodically updated. Also, a non-U.S. holder who is claiming the benefits of a treaty may be required to obtain a United States taxpayer identification number and to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country.

Generally, a non-U.S. holder will not be subject to United States federal income or withholding taxes on any amount that constitutes capital gain upon retirement or disposition of a Note, provided the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder. Certain other exceptions may be applicable, and a non-U.S. holder should consult its tax advisor in this regard.

The Notes will not be includible in the estate of a non-U.S. holder unless the individual is a direct or indirect 10% or greater stockholder of the Company or, at the time of such individual’s death, payments in respect of the Notes would have been effectively connected with the conduct by such individual of a United States trade or business.

Information Reporting and Backup Withholding

A U.S. holder (other than an “exempt recipient,” including a corporation and certain other persons who, when required, demonstrate their exempt status) may be subject to backup withholding at the applicable rate on, and to information reporting requirements with respect to, payments of principal or interest on, and to proceeds from the sale, exchange or retirement of, Notes. In general, if a non-corporate U.S. holder subject to information reporting fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements, backup withholding at the applicable rate may apply. Non-U.S. holders generally are exempt from information reporting and backup withholding provided, if necessary, they demonstrate their qualification for exemption.

Holders should consult their tax advisors regarding the qualification for an exemption from backup withholding and information reporting and the procedures for obtaining such an exemption, if applicable. Any amounts withheld under the backup withholding rules from a payment to a beneficial owner generally would be allowed as a refund or a credit against such beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION OF MEDIUM-TERM NOTES

The Notes are being offered on a continuous basis for sale by us to or through Banc of America Securities LLC, Citigroup Global Markets Inc., Credit Suisse First Boston LLC, Goldman, Sachs & Co., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, UBS Securities LLC, BNY Capital Markets, Inc., or one or more other broker-dealers appointed by us from time to time pursuant to the terms of the distribution agreement relating to the offering of the Notes (the “Agents”). If we agree, an Agent will be allowed to use its best efforts, on an agency basis, to solicit offers to purchase the Notes at 100% of the principal amount thereof, unless otherwise specified in the applicable pricing supplement. Unless otherwise agreed and set forth in the applicable pricing supplement, we will pay the Agents a commission that, depending on the maturity of the Notes and the nature of the investor, will range from .125% to 3.00% of the principal amount of any Note sold through the Agents. Commissions and discounts for Notes with maturities in excess of 30 years will be negotiated between the applicable Agent and us at the time of such sale. We may also sell Notes directly to investors and other purchasers on our own behalf in those jurisdictions where we are permitted to do so.

Any Note sold to an Agent as principal will be purchased by such Agent from the Company at a price equal to 100% of the principal amount thereof less a percentage of the principal amount equal to the commission applicable to an agency sale for a Note of an identical maturity. An Agent may resell the Notes it has purchased from us as principal to other dealers for resale to investors less a concession equal to all or any portion of the discount it received in connection with such purchase. After the initial public offering of Notes, the public offering price (in the case of Notes to be resold on a fixed public offering price basis), concession and discount may be changed.

We reserve the right to withdraw, cancel or modify any offer to sell Notes without notice and may reject orders in whole or in part (whether placed directly with us or through the Agents). Each Agent will have the right, in its discretion, reasonably exercised, to reject in whole or in part any offer to purchase Notes received by it on an agency basis.

Unless otherwise provided in the applicable pricing supplement, payment of the purchase price of the Notes will be required to be made in immediately available funds in The City of New York on the date of settlement.

No Note will have an established trading market when it is issued. The Notes will not be listed on any securities exchange. Each of the Agents may from time to time purchase and sell Notes in the secondary market, but no Agent is obligated to do so, and there can be no assurance that there will be a secondary market for the Notes or liquidity in the secondary market if one develops. From time to time, the Agents may make a market in the Notes, but no Agent is obligated to do so and may discontinue any market making at any time.

Each Agent, whether acting as agent or principal, may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended. We have agreed to indemnify the Agents against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make in respect thereof. The Agents may engage in transactions with, or perform services for, us in the ordinary course of business.

In connection with an offering of Notes purchased by one or more Agents as principal on a fixed price basis, each such Agent will be permitted to engage in certain transactions that stabilize the prices of such Notes. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of such Notes. If an agent creates a short position in such Notes (i.e. if it sells Notes in an aggregate principal amount exceeding that set forth in the applicable pricing supplement), such Agent may reduce that short position by purchasing Notes in the open market.

In general, purchases of Notes for the purpose of stabilization or to reduce a short position could cause the price of Notes to be higher than it might be in the absence of such purchases.

Neither the Company nor any of the Agents makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor any of the Agents makes any representation that the Agents will engage in any such transactions or that such transactions once commenced will not be discontinued without notice.

We estimate that our expenses that will be incurred in connection with the offering and sale of the Notes, including reimbursement of certain of the Agents’ expenses, will total approximately $350,000.

BNY Capital Markets, Inc., one of the Agents, is an affiliate of ours. Accordingly, offerings of the Notes in which BNY Capital Markets, Inc. participates will conform with the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc.

LEGAL MATTERS

The validity of the Notes is being passed upon for us by Paul A. Immerman, Esq., Senior Counsel to the Bank, and on behalf of the Agents by Pillsbury Winthrop Shaw Pittman LLP, New York, New York. Mr. Immerman owns shares of our Common Stock (par value $7.50 per share). Pillsbury Winthrop Shaw Pittman LLP regularly performs legal services for us and our affiliates.

$1,000,000,000

The Bank of New York

Company, Inc.

Senior Medium-Term Notes Series F

Senior Subordinated Medium-Term

Notes Series G

Due Nine Months or More

from Date of Issue

PROSPECTUS SUPPLEMENT

Banc of America Securities LLC

Citigroup

Credit Suisse First Boston

Goldman, Sachs & Co.

Lehman Brothers

Merrill Lynch & Co.

Morgan Stanley

UBS Investment Bank

BNY Capital Markets, Inc.

May 27, 2005